Exhibit 99.11

SKEENA RESOURCES LIMITED

ANNUAL INFORMATION FORM

For the fiscal year ended December 31, 2020

DATED: March 25, 2021

TABLE OF CONTENTS

GLOSSARY OF TERMS	3

ANNUAL INFORMATION FORM	4

FORWARD-LOOKING STATEMENTS	4

CORPORATE STRUCTURE	7

GENERAL DEVELOPMENT OF THE BUSINESS	7

DESCRIPTION OF THE BUSINESS	9

RISK FACTORS	11

MINERAL PROJECTS	21

DIVIDENDS AND DISTRIBUTIONS	41

DESCRIPTION OF CAPITAL STRUCTURE	42

MARKET FOR SECURITIES	44

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER	45

DIRECTORS AND OFFICERS	45

AUDIT COMMITTEE INFORMATION	50

PROMOTERS	51

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	51

TRANSFER AGENT AND REGISTRARS	52

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	52

MATERIAL CONTRACTS	52

INTERESTS OF EXPERTS	53

ADDITIONAL INFORMATION	53

SCHEDULE “A” - AUDIT COMMITTEE CHARTER

GLOSSARY OF TERMS

The following is a glossary of terms used in this Annual Information Form.

“Annual Information Form” or “AIF” means this annual information form of the Company dated March 25, 2021 for the year ended December 31, 2020;

“Audit Committee” means the audit committee of the Company consisting of Ms. Suki Gill (Chair), Mr. Craig Parry, and Mr. Borden Putnam III;

“Barrick” means Barrick Gold Inc.;

“Board of Directors” means the board of directors of the Company;

“Common Shares” means the common shares in the capital of the Company;

“Company”, “Skeena”, “our”, “us” or “we” means Skeena Resources Limited;

“Eskay Creek Project” means the mining exploration project located at the Eskay Creek property in the Golden Triangle region of northwest, British Columbia;

“Original Eskay Option” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background”;

“Financial Statements” means the consolidated annual financial statements for the Company for the years ended December 31, 2020 and 2019;

“forward-looking statements” has the meaning ascribed to such term under the heading “Forward-Looking Statements”;

“Golden Triangle” means the mineral region in northwest British Columbia;

“Hochschild” means Hochschild Mining Holdings Ltd.;

“Incentive Shares” means the conditional vesting grant of Common Shares awarded to certain employees of the Company;

“MD&A” means the Company’s management discussion and analysis for the years ended December 31, 2020 and 2019;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects within Canada;

“NSR” means net smelter royalty;

“Options” means incentive stock options to purchase Common Shares ;

“SEDAR” means the System for Electronic Document Analysis and Retrieval filing system, available at http://www.sedar.com;

“Snip Project” means the past-producing Snip project located in the Golden Triangle region of northwest, British Columbia;

“Technical Report” means NI 43-101 Technical Report on Preliminary Economic Assessment relating to the Eskay Creek Project filed on December 20, 2019;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange; and

“Warrants” means Common Share purchase warrants of the Company.

ANNUAL INFORMATION FORM

In this Annual Information Form, unless otherwise noted or the context indicates otherwise, the “Company”, “Skeena”, “we”, “us”, and “our” refer to Skeena Resources Limited.

Reference is made in this Annual Information Form to the Financial Statements and the MD&A for Skeena. The Financial Statements and MD&A are available for review under the Company’s SEDAR profile at www.sedar.com. All financial information in this Annual Information Form is prepared in Canadian dollars and using International Financial Reporting Standards as issued by the International Accounting Standards Board. The information contained herein is dated as of December 31, 2020 unless otherwise stated.

Information of a technical and scientific nature that forms the basis of the disclosure in this AIF has been reviewed and approved by Paul Geddes, P.Geo, Vice-President of Exploration and Resource Development of the Company, who is a “Qualified Person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

All currency amounts in this Annual Information Form are expressed in Canadian dollars unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains certain information that may constitute “forward-looking information” and “forward-looking statements” which are based upon the Company’s current internal expectations, estimates, projections, assumptions, and beliefs. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “intends”, “proposes”, “complete”, “anticipates” or “does not anticipate”, “believes”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “proposed”, “potential”, or variations of such words and phrases or state that certain actions, events, or results “may”, “can”, “could”, “would”, “might”, “will be taken”, “occur”, “continue”, or “be achieved”, and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include, but are not limited to estimates, plans, expectations, opinions, forecasts, projections, priorities, strategies, targets, guidance, or other statements that are not statements of fact. Forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. The forward-looking statements included in this Annual Information Form are made only as of the date of this Annual Information Form. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to:

•	the performance of the Company’s business and operations;

•	the development, expansion, and assumed future results of operations of the Company’s projects;

•	the intention to grow the business and operations of the Company;

•	the applicability of certain laws, regulations, and any amendments thereof;

•	the ability to access sufficient capital from internal and external sources and the ability to access sufficient capital on favourable terms;

•	anticipated outcomes of lawsuits and other legal issues, and their direct and indirect impacts on other activities of the Company, particularly in relation to (but not limited to) potential receipt or retention of regulatory approvals, and ongoing civil claims;

•	anticipated actions of various governments including those who consider themselves self-governing;

•	collection of receivables;

•	the estimation of mineral resources;

•	anticipated conclusions of economic assessments of projects;

•	the accuracy of capital and operating cost estimates for projects;

•	the ability to attract and retain skilled staff;

•	requirements for additional capital;

•	the ability of the Company to generate cash flow from operations;

•	expectations of market prices and costs;

•	income and sales tax regulatory matters, competition, sales projections, currency, and interest rate fluctuations;

•	the competitive and business strategies of the Company;

•	the success of exploration programs;

•	the realization of mineral reserve estimates;

•	continuation of rights to explore and mine;

•	exploration, development and expansion plans and objectives;

•	the ability to expand existing mineral reserves and mineral resources, generally;

•	the future development, costs and outcomes of the Company’s exploration projects;

•	the success of undeveloped mining activities; and

•	permits and licenses, treatment under governmental regulatory regimes.

With respect to the forward-looking statements contained in this AIF, we have made assumptions regarding, among other things: (i) our ability to generate cash flow from operations and obtain necessary financing on acceptable terms; (ii) general economic, financial market, regulatory, and political conditions in which we operate; (iii) existence of a basic level of public-support for mine development from the local community; (iv) competition; (v) anticipated and unanticipated costs; (vi) government and Tahltan Nation regulation of our activities and production and in the areas of taxation and environmental protection; (vii) the timely receipt of any required regulatory approvals; (viii) our ability to obtain qualified staff, equipment, and services in a timely and cost efficient manner; (ix) our ability to conduct operations in a safe, efficient, and effective manner; (x) the ability to obtain permits or approvals required to conduct planned exploration programs; (xi) the results of exploration; (xii) the accuracy of geological and engineering assumptions; (xiii) the likelihood of future operational difficulties (including cost escalation, unavailability of materials and equipment, industrial disturbances or other job action and possible events related to health, safety and environmental matters); (xiv) the likelihood of social unrest; (xv) the likelihood of the failure of counterparties to perform their contractual obligations; (xvi) changes in priorities, plans, strategies and prospects; (xvii) general economic, industry, business and market conditions; (xviii) disruptions or changes in the credit or securities markets; (xix) changes in law, regulation, or application and interpretation of the same; (xx) the ability to implement business plans and strategies, and to pursue business opportunities; (xxi) rulings by courts or arbitrators, proceedings and investigations; (xxii) inflationary pressures; (xxiii) the future impacts of the COVID-19 pandemic, or other future significant new diseases; and (xxiv) various other events, conditions or circumstances that could disrupt Skeena’s priorities, plans, strategies and prospects.

Certain of the forward-looking statements and forward-looking information and other information contained herein concerning the mining industry and the general expectations of Skeena concerning the mining industry are based on estimates prepared by Skeena using data from publicly available governmental sources, market research, industry analysis, and on assumptions based on data and knowledge of the mining industry, which Skeena believes to be reasonable. However, although generally indicative of relative market positions, market shares, and performance characteristics, such data is inherently imprecise. While Skeena is not aware of any misstatement regarding any industry or government data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, but which are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties, and assumptions, readers should not place undue reliance on these forward-looking statements. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. In particular, but without limiting the foregoing, disclosure in this Annual Information Form under “Description of the Business” as well as statements regarding the Company’s objectives, plans, and goals, including future operating results, economic performance, and planned exploration, development and production activities may make reference to or involve forward-looking statements. A number of factors could cause actual events, performance, or results to differ materially from what is projected in the forward-looking statements.

Whether actual performance, or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors” in this AIF. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law. Additional information on these and other factors which could affect the Company’s operations and financial results are discussed in the sections relating to risk factors of our business filed in the Company’s required securities filings with applicable securities commissions or other securities regulatory authorities and which may be accessed through the SEDAR website at www.sedar.com.

CORPORATE STRUCTURE

Name, Address, and Incorporation

Skeena was incorporated as Progress Petroleum Ltd. on September 13, 1979 in accordance with the Company Act (British Columbia). The Company changed its name to Prolific Petroleum Ltd. on October 24, 1979, then to Prolific Resources Ltd. on June 8, 1987 and finally, to Skeena Resources Limited on June 4, 1990. In 2006, the Company transitioned from the Company Act (British Columbia) to the Business Corporations Act (British Columbia).

The head and registered office of the Company is located at 650 – 1021 West Hastings St, Vancouver, British Columbia, V6E 0C3.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Overview & Background

Skeena’s principal business activity is the exploration of mineral properties in the Golden Triangle area of northwest British Columbia, Canada. The Company owns or controls several exploration-stage properties including the Snip Project and the Eskay Creek Project.

On July 31, 2017, Skeena acquired the Snip Project from Barrick. The Snip Project consists of the past producing Snip mine, including one mining lease and four mineral tenures totaling approximately 1,932 hectares in the Liard Mining Division. The Snip mine produced approximately 1.1 million ounces of gold from 1991 until 1999 at an average gold grade of 27.5 g/t.

In December 2017, Skeena secured an option to acquire a 100% interest (the “Original Eskay Option”) in the Eskay Creek Project from Barrick. The Eskay Creek Project consists of eight mineral leases, two surface leases and several unpatented mining claims, which total 6,151 hectares. In addition, the Eskay Creek Project has excellent infrastructure, including all-weather road access and proximity to the new 287- kV Northwest Transmission Line. Under the terms of the Original Eskay Option 1 agreement, Skeena was able to acquire a 100% interest in the Eskay Creek Project in consideration for:

•	incurring $3,500,000 in exploration expenditures on the Eskay Creek Project prior to December 18, 2020 of which $1,500,000 must be incurred prior to December 18, 2019 (“Exploration Requirement”);

•	payment to Barrick of $10,000,000 (“Purchase Price”) once: (i) the Exploration Requirement has been met; (ii) all regulatory approvals have been received; and (iii) all permit transfers and underlying agreement consents have been obtained; and

•	reimbursing Barrick for: (i) reclamation expenditures incurred during the option period; and (ii) assuming the bond amount on the Eskay Creek Project, collectively up to a maximum amount of $7,700,000, provided that the Purchase Price will be reduced if those amounts, in aggregate, exceed $7,700,000.

Pursuant to the Original Eskay Option, Barrick was to have retained a 1.0% NSR on all parts of the Eskay Creek Project, which were not already subject to royalties. In addition, Barrick was to have been entitled to a back-in right to purchase a 51% interest in the Eskay Creek Project for a 12-month period following notification by Skeena of a NI 43-101 resource on the property of at least 1,500,000 ounces of contained gold (or equivalent). Barrick would have been able to exercise this right by cancelling its 1.0% NSR, paying Skeena up to three times Skeena’s cumulative expense on the Eskay Creek Project, reimbursing Skeena for the purchase price, and by assuming any bonding requirement for Barrick’s proportionate interest, following which the parties will form a joint venture.

1 Skeena and Barrick have since entered into a definitive agreement pursuant to which Skeena shall acquire the Eskay Creek Project. For more information see General Development of the Business – Three Year History – 2020.

2018

On August 15, 2018, the Company sold its Porter Idaho Silver Property (“Porter Idaho”) near Stewart, British Columbia, to StrikePoint Gold Inc. (“StrikePoint”) in exchange for a total of 9,500,000 common shares (or equivalents) of StrikePoint, and a series of cash and share payments totalling $1,500,000 over the period ending December 31, 2019. Skeena retained a 1% NSR on Porter Idaho, of which StrikePoint has the option to buy back 0.5% for $750,000.

On October 16, 2018, Skeena announced that in connection with an investment by Hochschild, it granted Hochschild an option to earn a 60% undivided interest in the Company’s Snip Project (“Hochschild Option”). Hochschild was granted three years to provide notice to Skeena that it wishes to exercise the Hochschild Option. Once exercised, Hochschild shall then have three years (the “Option Period”) to:

•	incur expenditures on the Snip Project that are no less than twice the amount of such expenditures incurred by Skeena from March 23, 2016 up until the time of exercise of the Hochschild Option by Hochschild;

•	incur no less than $7.5 million in exploration or development expenditures on the Snip Project in each 12-month period of the Option Period; and

•	provide 60% of the financial assurance required by governmental authorities for the Snip Project.

After completing a minimum spend of $22,500,000, Hochschild may extend the Option Period by a further period of 12 months by making a cash payment to Skeena of $1.0 million.

Following the Hochschild investment, Hochschild owned 8.3% of the issued and outstanding Common Shares.

2019

On November 15, 2019, the Company sold all issued and outstanding common shares of Sona Resources Corp. and No. 75 Corporate Ventures Ltd., both of which were wholly-owned subsidiaries of the Company, to Tempus Resources Limited (“Tempus”) in exchange for $500,000 in cash.

On February 28, 2019, the Company released an updated pit-constrained mineral resource estimate on the Eskay Creek Project. The related technical report prepared in accordance with NI 43-101 was filed on the Company’s website and on its SEDAR profile on April 15, 2019.  During November 2019, the Company released the results from a Preliminary Economic Assessment (“PEA”) for the Eskay Creek Project and filed the PEA report pursuant to NI 43-101 on the Company’s website and on its SEDAR profile on December 20, 2019.

2020

On May 1, 2020, Skeena reported the closing of the asset purchase agreement between Skeena and Newcrest Red Chris Mining Limited (“Newcrest”) dated February 3, 2020 to sell 100% of the Company’s interest in the GJ Copper-Gold Property (the “GJ Property”) to Newcrest for C$7.5 million paid in cash. Newcrest acquired 100% of Skeena’s interest in the GJ Property in consideration for a cash payment of C$7,500,000, and the assumption by Newcrest of future payment obligations and royalties on the GJ Property, including those outlined in the Company’s October 6, 2015 news release.

On July 6, 2020, Skeena announced that it had signed a binding term sheet with Barrick, setting out the revised terms pursuant to which Skeena would exercise its option to acquire 100% of the Eskay Creek Project. Further, it announced that Barrick had agreed to waive its back-in right on the Eskay Creek Project. Upon completion of the transaction, Barrick became a significant shareholder in Skeena. Skeena acquired a 100% ownership interest in the Eskay Creek Project in consideration for:

(i)	the issuance to Barrick of 22.5 million units of Skeena (“Units”), each Unit being comprised of one Common Share and one half of one non-transferable Warrant. The exercise price of the non-transferable Warrant is $2.70, which is approximately a 60% premium to the 20-day VWAP and a 35% premium to the closing price of the Common Shares on July 3, 2020;

(ii)	the grant of a 1% NSR royalty on the entire Eskay Creek land package, where half of such royalty may be repurchased from Barrick during the 24-month period after closing at a cost of $17,500,000; and

(iii)	a contingent payment of $15,000,000, payable if Skeena sells more than a 50% interest in the Eskay Creek Project during the 24 month period after closing the transaction with Barrick.

On August 20, 2020, the Company received final approval to list its Common Shares on the TSX following graduation from the TSXV.

On September 3, 2020, the Company completed an independent NI 43-101 mineral resource estimate and technical report for the Snip Project, which was filed on the Company’s website and its SEDAR profile.

On October 2, 2020, Skeena completed the acquisition of the Eskay Creek Project from Barrick, with Barrick relinquishing its 51% back-in right, as described on July 6, 2020, above.

DESCRIPTION OF THE BUSINESS

A. General

Skeena’s principal business activity is the exploration of mineral properties in the Golden Triangle of northwest British Columbia, Canada. The Company owns or controls several exploration-stage properties including the past-producing Snip Project, and the Eskay Creek Project. The Company is in the exploration and development stage with respect to its mineral property interests and has not, as yet, achieved commercial production.

The Company is in the process of evaluating these properties through exploration programs. The objective of such programs is to evaluate the potential of the subject property to host economic concentrations of minerals and to determine if additional exploration or development spending is warranted. In such case, an appropriate program to advance the property to the next decision point will be formulated, and depending on available funds, implemented if desirable. If Skeena does not wish to advance the property further, such property may be offered for option or joint venture. Skeena is currently focused on developing the Eskay Creek Project, an advanced-stage exploration project. The Eskay Creek Project is approximately 83 km north west of Stewart, British Columbia, located in close proximity to excellent infrastructure.

Specialized Skill and Knowledge

The Company’s business requires specialized skills and knowledge. Such skills and knowledge include the areas of mining, environmental permitting, engineering, geology, drilling, metallurgy, construction, community engagement, Indigenous Nation relations and negotiation, logistical planning, project management and implementation of exploration and development programs as well as legal compliance, finance and accounting. The Company competes with numerous other companies for the recruitment and retention of qualified employees and consultants in such fields. See “Risk Factors – Dependence on Skilled Labour” for more information.

Competitive Conditions

The gold exploration and mining business is competitive. The Company competes with numerous other companies and individuals that have resources significantly in excess of those of the Company, in the search for and the acquisition of mineral properties. The ability of the Company to acquire mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for development or mineral exploration.

Cycles

The mining business is subject to global economic cycles which affect the marketability of products derived from mining.

Employees

As of the date of this Annual Information Form, the Company has approximately 35 full time permanent employees in Canada. In addition, it retains a number of geologists, engineers, employees and other consultants on a temporary contract basis, as required. To continue with the development of its assets, the Company is likely to require additional experienced employees and third-party consultants and contractors. The Company has not experienced, and does not expect to experience, significant difficulty in attracting and retaining qualified personnel. However, no assurance can be given that a sufficient number of qualified employees will be retained by the Company when necessary. See “Risk Factors – Dependence on Skilled Labour” for more information.

Environmental Protection

The mining industry is subject to environmental regulations pursuant to applicable legislation. Such legislation provides for restrictions and prohibitions on release or emission of various substances produced in association with certain mining industry operations, in addition to environmental monitoring, reporting, and reclamation.

B. Social or Environmental Policies

The Board of Directors has established the following principles to guide the Company and its management, workers and contractors in responsible exploration and governance practices:

•	foster cooperation and understanding through frequent communication with our neighbours;

•	encourage and support exploration and development activities that limit impacts to wildlife and the environment;

•	communicate our proposed project plans and activities openly, and work to address concerns;

•	hire workers locally and provide training;

•	offer local businesses the opportunity to supply materials and services;

•	align our exploration and development activities with local social, environmental and economic considerations;

•	use local knowledge and build capacity to support cooperative approaches to resource management, and promote long term sustainability; and

•	continue to strengthen and improve our diversity, health and safety, environmental and social programs and initiatives.

One of Skeena’s founding principles is to work closely with Indigenous Nations and communities to develop project consent, achieve the responsible development of its projects, and to make a positive difference in the places that the Company operates. Skeena believes in building and sustaining mutually beneficial and supportive relationships with Indigenous Nations and communities by creating a foundation of trust and respect, through open, honest and timely communication.

Skeena has established Communications, Shared Opportunities, and Exploration Agreements with the Tahltan Central Government. The Communications Agreement provides a protocol and framework for communication activities with the Tahltan Nation; establishing a system and schedule for ongoing community engagement, and discussions with community leadership. The Shared Opportunities Agreement addresses business development and contracting opportunities that may arise as a result of Skeena’s work in the Tahltan Territory. The Exploration Agreement addresses employment and contracting opportunities, permit application reviews, environmental monitoring, protection of cultural resources, and capacity funding support to the Tahltan Central Government related to Skeena’s exploration work in Tahltan traditional territory. Collectively, these agreements support the ongoing development of the strong collaborative relationship between Skeena and Tahltan.

The Eskay Creek Project has a long-standing history of providing benefits to the Tahltan Nation. Previous operators maintained agreements with the Tahltan which included provisions for training, employment, and contracting opportunities. The Company has been working in the Tahltan territory since 2016 and has developed a strong working relationship with the Tahltan Nation. Skeena participates in the British Columbia Regional Mining Alliance (“BCRMA”) which is a partnership between First Nations, the British Columbia Government, AME British Columbia and exploration companies operating in the Golden Triangle region of British Columbia. The BCRMA provides a platform for all parties to collaborate in communications with the potential investment partners on opportunities in the region.

RISK FACTORS

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not currently know about, or that it currently considers immaterial, may also adversely affect the Company’s business. If any of the following risks materialize, the Company’s business may be harmed, and its financial condition and operational results may suffer significantly. Existing and prospective investors should carefully consider the risk factors set out below and consider all other information contained in this Annual Information Form and in the Company’s other public filings before making an investment decision. The information in this section is intended to serve as an overview and should not be considered comprehensive, as the Company may face risks and uncertainties that are not currently known to us, or that we deem to be immaterial, and that are therefore not discussed in this section. All risks to the Company’s business have the potential to influence its operations in a materially adverse manner.

Nature of Mineral Exploration

Producing mines consume their resources as they produce. In addition, in order to maximize a project’s net present value, the most valuable ore will be prioritized over the least valuable ore. As a result, production from most mines will typically decline over the life of the mine. The Company’s ability to increase its annual production and generate revenues therefrom will depend significantly upon the Company’s ability to discover or acquire new deposits, to successfully bring new mines into production, and to expand reserves at existing mines. The exploration for and development of mineral deposits involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a body of mineralization may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a site. As a result, the Company cannot provide assurance that its exploration or development efforts will result in any new commercial mining operations nor that they will yield new mineral reserves.

There is no assurance that the Company’s exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves. The exploration for and development of mineral deposits involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a body of mineralization may result in substantial rewards, few properties that are explored are ultimately developed into producing mines.

Major expenses may be required to establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a site. As a result, the Company cannot provide assurance that its exploration or development efforts will result in any new commercial mining operations or yield new mineral reserves. Similarly, the economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes, to extract metal from ore, and to develop mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Mineral Resource and Mineral Reserve Estimates

There are numerous uncertainties inherent in estimating mineral resources and mineral reserves, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve estimate is a function of the quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management’s assumptions and actual results, including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Company’s financial position and results of operations. The Company’s gold production may fall below estimated levels as a result of mining accidents, such as cave-ins, rock falls, rock bursts, government-mandated shutdowns to prevent the spread of disease or as a result of other operational difficulties. In addition, production may be unexpectedly reduced if, during mine operations, mineral grades are lower than expected, the physical or metallurgical characteristics of the minerals are less amenable than expected to mine operations or treatment, or dilution increases.

Preliminary Economic Assessments

The preliminary economic assessment (“PEA”) for the Eskay Creek Project is an early stage estimate that does not have sufficient certainty to constitute a pre-feasibility study or a feasibility study. Skeena has not completed pre-feasibility or feasibility level work and analysis that would allow the Company to declare Proven or Probable Mineral Reserves at the Eskay Creek Project, and no assurance can be given that Skeena will ever be in a position to declare proven or probable mineral reserves at the Eskay Creek Project. In particular, the PEA for the Eskay Creek Project contains estimated capital costs and operating costs which are based on anticipated tonnage and grades of metal to be mined and processed, the expected recovery rates and other factors, none of which has been analysed in final-form in the detail or depth required for a pre-feasibility study or a feasibility study. Whether the Company completes a pre-feasibility study on the Eskay Creek Project, and thereby delineates proven or probable mineral reserves, depends on a number of factors, including: the particular attributes of the deposit (including its size, grade, geological formation and proximity to infrastructure); metal prices, which are highly cyclical; government regulations (including regulations relating to taxes, royalties, land tenure, land use and permitting); and environmental protection considerations. We cannot determine at this time whether any of our estimates will ultimately be correct.

Safety, Health, and Environmental Regulations

Safety, health and environmental legislation affects nearly all aspects of the Company’s operations, including exploration, mine development, working conditions, waste disposal, emission controls and protection of endangered and protected species. Compliance with safety, health and environmental legislation can require significant expenditures and failure to comply with such safety, health and environmental legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean-up costs resulting from contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from the Company’s existing operations, but from operations that have been closed. The Company could also be held liable for worker exposure to contagious disease or hazardous substances and for accidents causing injury or death. There can be no assurances that the Company will comply with all safety, health and environmental regulations at all times, or that steps to achieve compliance would not materially adversely affect the Company’s business.

Safety, health and environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in safety, health and environmental laws and regulations may have on its operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent safety, health and environmental regulations. For example, emissions standards are poised to become increasingly stringent. Other examples include the recent imposition of carbon taxes. Further changes in safety, health and environmental laws, new information on existing safety, health and environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, may require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company. Environmental and regulatory review can be a long and complex process that may delay the opening, modification or expansion of a mine, extend decommissioning at a closed mine, or restrict areas where exploration activities may take place.

Management

The success of the Company is currently largely dependent on the performance of its executive management team. There is no assurance the Company can retain or maintain the services of its management or other qualified personnel required to operate its business. Failure to do so could have a material adverse effect on the Company, its business, and its prospects.

Ability to Implement Business Strategy

There can be no assurance that Skeena’s management team will be successful in implementing its strategy (including as set out in this Annual Information Form) or that past results will be reproduced going forward. The management team may experience difficulties in effecting key strategic goals such as the growth, development and investment in the Eskay Creek Project or the successful exploration and development of exploration projects more generally. The performance of Skeena’s operations could be adversely affected if the Company’s management team cannot implement the stated business strategy effectively.

Key Personnel

Skeena’s success depends significantly on the continued individual and collective contributions of its senior, regional and local management teams. The loss of the services of members of these management teams or the inability to hire and retain experienced replacement management personnel could have a material adverse effect on Skeena’s business, results of operations and financial condition. In addition, to implement and manage Skeena’s business and operating strategies effectively, the Company must maintain a high level of efficiency and performance, continue to enhance its operational and management systems and continue to successfully attract, train, motivate and manage its employees. If Skeena is not successful in these efforts, this may have a material adverse effect on its business, results of operations and financial condition. Any departures of key personnel could also be viewed in a negative light by investors and research analysts, which could cause the price of Skeena’s Common Shares to decline, and could cause difficulty raising capital for continued operations, including exploration and development.

Title to Assets

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. The Company’s claims may be subject to prior unregistered agreements or transfers or Indigenous land claims. In addition, title may be affected by unidentified or unknown defects.

The Company has conducted thorough investigations into the title of properties that it has acquired or will be acquiring to achieve a high level of assurance that there are no other claims or agreements that are likely to impact the Company’s title to the concessions or claims. If title to the Company’s properties is disputed, it may result in the Company paying substantial costs to settle the dispute or to clear the title and could result in the loss of the property, which events may affect the economic viability of the Company.

Indigenous Rights and Duty to Consult

The Company operates and conducts exploration on properties which are subject to Indigenous traditional rights and treaties. The Company is committed to engaging with the appropriate Indigenous groups about any potential impact of its activities on such rights, which may result in delays or suspensions of exploration or mining activities.

In addition, the Government of British Columbia has adopted legislation to implement the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP) in British Columbia. The legislation commits to a systematic review of the province’s laws for alignment with UNDRIP principles, while also encouraging new agreements with Indigenous nations that are intended to address outstanding governance questions around the nature of Indigenous rights and title interests in British Columbia. While the potential outcomes of this legislation remain to be determined, there are significant risks for the Company, particularly with respect to Skeena’s permitting efforts.

Mining Risks and Insurance

The business of mining is generally subject to numerous risks and hazards, including environmental hazards, industrial accidents, contagious disease hazards, labour disputes, encountering unusual or unexpected geologic formations, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions at its existing locations in British Columbia. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. The Company’s insurance will not cover all the potential risks associated with its operations. In addition, although certain risks are insurable, the Company may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance against environmental risks (including potential for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to the Company or to other companies within the industry on acceptable terms.

The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include, without limitation, environmental pollution, mine flooding or other hazards against which such companies cannot insure or against which they may elect not to insure. Losses from uninsured events may cause the Company to incur significant costs. The activities of the Company are subject to a number of challenges over which the Company has little or no control, but that may delay production and negatively impact the Company’s financial results, including: increases in energy, fuel and/or other production costs; higher insurance premiums; industrial accidents; labour disputes; shortages of skilled labour; contractor availability; unusual or unexpected geological or operating conditions; slope failures; cave-ins of underground workings; and failure of pit walls or dams. If the Company’s total production costs per ounce of gold rise above the market price of gold and remain so for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

Development Risks

Future development of the Company’s business may not yield expected returns and may strain management resources. Development of the Company’s revenue streams is subject to a number of risks, including construction delays, cost overruns, financing risks, cancellation of key service contracts and changes in government regulations. Overall costs may significantly exceed the costs that were estimated when the project was originally undertaken, which could result in reduced returns, or even losses, from such investments. significant fluctuation in prevailing prices for gold and other metals, which may affect the profitability of projects.

Competition for New Properties

The mining industry is intensely and increasingly competitive in all its phases, and the Company may have to compete with other companies that have greater financial and technical resources. Competition in the metals mining industry is primarily for mineral rich properties which can be developed and produced economically and businesses compete for the technical expertise to find, develop, and produce such properties, the skilled labor to operate the properties and the capital for the purpose of financing development of such properties. Such competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects for mineral exploration, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties.

Pre-Existing Environmental Liabilities

Environmental liabilities exist on the properties in which Skeena currently holds, primarily as a result of activities of previous owners. The Company has estimated and accrued for the costs of remediating these environmental issues, however the costs of remediation may be substantially higher than estimated.

Pre-existing environmental liabilities may exist on the properties in which Skeena currently holds an interest or on properties that may be subsequently acquired by Skeena which are unknown, and which have been caused by previous or existing owners or operators of the properties. In such event, the Company may be required to remediate these properties and the costs of remediation could be substantial. Further, in such circumstances, the Company may not be able to claim indemnification or contribution from other parties. In the event Skeena is required to undertake and fund significant remediation work, such event could have a material adverse effect upon the Company and the value of the Common Shares.

Dependence on Skilled Labour

The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts and components. The failure to do so could have a material adverse effect on the financial results of the Company.

Reputational Damage to the Company

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish, and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regards to the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations, and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, financial condition, cash flows, and growth prospects.

Uninsured or Uninsurable Risk

The Company may be subject to liability for risks against which it cannot insure or against which the Company may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for the Company’s normal business activities. Payment of liabilities for which the Company does not carry insurance may have a material adverse effect on the Company’s financial position and operations.

Government Regulations, Permits and Licenses

The Company’s operations may be subject to governmental laws or regulations promulgated by various legislatures or governmental agencies from time to time. A breach of such legislation may result in imposition of fines and penalties. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Company intends to fully comply with all governmental laws and regulations. There can be no assurance, however, that all permits which the Company may require for its operations and activities will be obtainable on reasonable terms or on a timely basis or such laws and regulations would not have a material adverse effect on the Company’s business.

In 2019, the Canadian Impact Assessment Act came into force with significant changes to the federal government’s current environmental assessment and regulatory processes for resource development projects. While the new legislation does not affect Skeena’s current projects, it will apply to new projects which meet certain criteria. Similarly in 2019, the British Columbia government reformed the province’s environmental assessment process for resource projects, introducing significant new changes into the environmental assessment process for industrial and resource projects in British Columbia, including new rules surrounding project notifications, early engagement and increased public participation, along with new timelines dictating when certain steps must be taken throughout the environmental assessment process. These changes and any other new legislation may affect the Company’s ability to obtain or renew permits for operations and projects in an efficient and cost-effective manner or at all.

Regulatory Risks

Successful execution of the Company’s business is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the operation of its business.

The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties, or in restrictions on the Company’s operations. In addition, changes in regulations, more vigorous enforcement thereof, or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs, or give rise to material liabilities, which could have a material adverse effect on the business, financial condition, and operating results of the Company.

Regulatory or Agency Proceedings, Investigations, and Audits

The Company’s business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject the Company to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. Skeena may become involved in a number of government or agency proceedings, investigations, and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require Skeena to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations, and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition, and results of operation.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price or volume will not occur. It may be anticipated that any quoted market for the Common Shares of the Company will be subject to market trends generally, notwithstanding any potential success or challenges of the Company in creating revenues, cash flows or earnings.

Economic Conditions for Mining

The market price for precious metal commodities is historically volatile. During periods of decreased precious metal prices, the mining and minerals sectors in general are affected negatively, and may impact the Company’s market capitalization. Any sudden or rapid destabilization of global economic conditions may impact the Company’s ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. In such an event, the Company’s operations and financial condition may be adversely affected.

Market Risk for Securities

The market price for the Common Shares of the Company could be subject to wide fluctuations. Factors such as commodity prices, government regulation, interest rates, share price movements of peer companies, and competitors, as well as overall market movements, may have a significant impact on the market price of the Company. The stock market has from time-to-time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Securities or Industry Research and Reports

The trading market for the Common Shares could be influenced by the research and reports that industry or securities analysts publish about the Company. If one or more of these analysts cease coverage or fail to regularly publish reports, the Company could lose visibility in the financial markets, which in turn could cause the trading price or volume of its Common Shares to decline. Moreover, if one or more of the analysts downgrade the Company or its Common Shares or if the Company’s operating results do not meet their expectations, the trading price of the Common Shares could decline.

Litigation

The Company is party to, and may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company is, or becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating, could negatively impact the value of the Common Shares, and could use significant resources. Even if Skeena is involved in litigation and wins, litigation can redirect significant Company resources, including the time and attention of management and available working capital. Litigation may also create a negative perception of the Company’s brand.

Potential Conflicts of Interest

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in the industries in which the Company operates, and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws and the internal policies and procedures of the Company.

Legal and Accounting Requirements

As a publicly-listed company, the Company is subject to numerous legal and accounting requirements that do not apply to private companies. The cost of compliance with many of these requirements is material. Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, the Company’s inability to file required periodic reports on a timely basis, loss of market confidence, delisting of its securities and/or governmental or private actions against the Company. There can be no assurance that the Company will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis privately-held and larger public competitors.

Accounting Policies and Internal Controls

The Company prepares its financial reports in accordance with International Financial Reporting Standards. In preparation of its financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s audited financial statements. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting, as further explained in its audited financial statements. Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in this regard.

Risks Related to Dilution

The Company may issue additional Common Shares in the future, which may dilute a shareholder’s holdings in the Company. The Company’s constating documents permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of issue of further issuances. Moreover, additional Common Shares will be issued by the Company on the exercise of Options under the Company’s incentive stock option plan, upon the vesting of the unvested incentive shares, and upon the exercise of outstanding share purchase warrants.

Competition

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and project construction, developing, manufacturing and marketing experience than the Company. Increased competition by larger and better resourced competitors could materially and adversely affect the business, financial condition, and results of operations of the Company.

Fraudulent or Illegal Activity by Employees, Contractors, and Consultants

The Company is exposed to the risk that its employees, independent contractors, and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial fraud and abuse laws and regulations; (iv) environmental or health and safety laws, regulations or standards, or (v) laws that require the true, complete, and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against Skeena, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on Skeena’s business, including the imposition of civil, criminal, and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits, and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Information Technology Systems and Cyber Attacks

The Company’s operations will depend, in part, on how well it and its suppliers and service providers protect networks, equipment, IT systems, and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage, destruction, fire, power loss, hacking, computer viruses, vandalism, and theft. The Company’s operations will also depend on the timely maintenance, upgrades, and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays, and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

There can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes, and practices designed to protect systems, computers, software, data, and networks from attack, damage, or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Political and Economic Instability

The Company may be affected by future political or economic instability. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates, and high rates of inflation. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, distribution, price controls, export controls, income taxes, and expropriation of property, maintenance of assets, environmental legislation, land use, land claims of local people, and water use, among other potential factors. The effect of any these factors cannot be accurately predicted.

Financing Risk

The Company’s plans to advance its mineral properties towards and into development depend on securing the necessary funds to do so. There is no certainty that the Company will continue to be able to raise the necessary funds through the issuance of securities from treasury, sale of mineral properties, or acquiring funds through a private-lending mechanism.

Tax

No assurance can be given that the Company’s tax positions will not be successfully challenged by tax authorities, new taxation rules will not be enacted, existing rules (including the flow-through share tax incentive program) will not be changed, or existing rules will not be applied in a manner which could result in the Company being subject to additional taxation or liability, or which could otherwise have a material adverse effect on the Company’s results from operations and financial condition.

New Diseases and Epidemics

In December 2019, a novel strain of coronavirus known as COVID-19 surfaced in Wuhan, China, and has spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain, and such adverse effects may be material.

Efforts to slow the spread of COVID-19 could severely impact the operation and development of the Company’s projects. To date, a number of governments have declared states of emergency and have implemented restrictive measures such as travel bans, quarantine and self-isolation. If the operation or development of one or more of the Company’s properties is disrupted or suspended as a result of these or other measures, it may have a material adverse impact on the Company’s profitability, results of operations, financial condition and stock price.

While governmental agencies and private sector participants will seek to mitigate the adverse effects of COVID-19, and the medical community is seeking to distribute vaccines and other treatment options, the efficacy and timing of such measures is uncertain. The potential inability to contain the spread of COVID-19 globally, or prevent variants of the virus from spreading, could adversely affect global economies and financial markets resulting in a prolonged economic downturn and a decline in the value of the Company’s stock price. The extent to which COVID-19 (or any other disease, epidemic or pandemic) impacts business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others.

Natural Disasters, Terrorist Acts, Civil Unrest, and Other Disruptions

Upon the occurrence of a natural disaster, or upon an incident of war, riot or civil unrest, the impacted country, province, or region may not efficiently and quickly recover from such event, which could have a material adverse effect on the Company, its customers, and/or either of their businesses or operations. Terrorist attacks, public health crises, domestic and global trade disruptions, infrastructure disruptions, civil disobedience or unrest, natural disasters, national emergencies, acts of war, technological attacks and related events can result in volatility and disruption to local and global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company, its customers, and/or either of their businesses or operations, which may have a material adverse effect on the Skeena’s reputation, business, financial conditions or operating results.

MINERAL PROJECTS

ESKAY CREEK PROJECT

Technical Report

Please see the Company’s Preliminary Economic Assessment (PEA) technical report in accordance with NI 43-101 dated November 7, 2019 in respect of the Eskay Creek Project, as prepared by: Mr. Robin Kalanchey and Mr. Scott Elfen, (Ausenco); Mr. Scott Weston (Hemmera); Ms. Sheila Ulansky and Mr. Adrian Dance (SRK); and Mr. Gordon Zurowski and Mr. Willie Hamilton (AGP). The report is available under the Company’s profile on SEDAR (www.sedar.com). Detailed financial information for the Eskay Creek Project is available on the Company’s website (www.skeenaresources.com) and in Skeena’s MD&A for the year ended December 31, 2020.

Property Description, Location and Access

The Eskay Creek Project is located in the Golden Triangle region of British Columbia, Canada, approximately 83 km northwest of Stewart. Support services for mining and other resource sector industries in the region are provided primarily by the communities of Smithers (pop. 5,400) and Terrace (pop. 15,700). Both communities are generally accessible by commercial airlines with multiple flights to and from Vancouver weekly.

The Eskay Creek Project may be accessed via Highway 37 (the Stewart Cassiar Highway). The Eskay Creek Project road (the “Eskay Mine Road”) is an all-season gravel road that connects to Highway 37 approximately 135 km north of Meziadin Junction. The Eskay Mine Road is a 54.5 km private industrial road that is operated by Altagas Ltd. (km 0 to km 43.5) and the Company (km 43.5 to km 53.8). There are two nearby gravel air strips: Bronson Strip which is about 40 km west of the mine site and Bob Quinn, roughly 37 km northeast of the Eskay Creek Project.

The mean annual total precipitation at the former mine site is approximately 2,500 ± 500 mm; 55 to 71% of precipitation falls as snow. The average temperature range is from -10.4°C in January to +15°C in July. Exploration activities can be curtailed by winter conditions. The previous underground legacy mining operation was conducted on a year-round basis, and it is expected that any future operations will also be year-round. The Eskay Creek Project lies in the Prout Plateau, a rolling subalpine upland with an average elevation of 1,100 m (amsl), located on the eastern flank of the Boundary Ranges. The plateau is characterized by northeast-trending ridges with gently-sloping meadows occupying valleys between the ridges. Relief over the plateau area ranges from 500 m in the existing Tom MacKay tailings storage facility (TMSF) area to over 1,000 m in the Unuk River and Ketchum Creek valleys. The plateau is drained by tributaries of the Stikine–Iskut and Unuk Rivers. The legacy Eskay Creek Project mine site is at approximately 800 m elevation. Mountain slopes are heavily forested. There are no known federal, provincial or regional parks, wilderness or conservancy areas, ecological reserves, or recreational areas bordering the Eskay Creek Project mineral tenures.

Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements

On December 18, 2017, Skeena and Barrick entered into an option agreement on the Eskay Creek Project.2 This agreement affected all mineral claims and mineral leases that comprise the Eskay Creek Project, except for the single mineral claim registered to Skeena. Skeena has the option to acquire 100% of Barrick’s rights, title and interest in and to the Eskay Creek Project assets (being the property and all facilities and portions of the Coast Road, an access road connecting the mine site to the public highway system), the permits (including the Coast Road Special Use Permit), and the Eskay Creek Project contracts by incurring $3.5 million in exploration expenditures in the Eskay Creek Project area by December 18, 2020.3 In addition, to exercise the option, Skeena had to reimburse Barrick the aggregate amount of Barrick’s reclamation expenditures during the Option period plus pay a $10 million cash purchase price. Skeena also had to post an environmental bond which in December 2017 was estimated at $7.7 million. If the reclamation expenditures and the bond requirement were in aggregate greater than $7.7 million, then the cash purchase payment would have decreased by a corresponding amount. The purchase price, the reclamation expenditures reimbursement and the bond amount were collectively not to exceed $17.7 million. After closing Barrick would have retained a 12 month back-in right for 51% of the Eskay Creek Project by paying Skeena three times its cumulative expense on the project, and reimbursing the purchase price and 51% of the bond amount.

The Eskay Creek Project covers 5,093.81 ha, consisting of 40 mineral claims (3,263.55 ha), and eight mineral leases (1,830.26 ha). Where on-ground work commitments have not been met, Skeena has made cash-in-lieu payments as stipulated under British Columbia regulations. All statutory annual reporting obligations have been met.

Royalties are payable on a various number of the claims including a 1% NSR payable to Euro-Nevada Mining Corporation Limited (now Franco-Nevada Corp.); a 2% NSR payable to ARC Resource Group Ltd. (pursuant to an option agreement dated November 4, 1988 between ARC Resource Group Ltd. and Canarc Resources Corp.), a 2% NSR payable to ARC Resource Group Ltd. (pursuant to a royalty deed dated August 1, 1990 between Adrian Resources Ltd. and ARC Resource Group Ltd.); and a 1% NSR payable to David A. Javorsky. Should Skeena elect to purchase the Eskay Creek Project, a 1% royalty will be payable to Barrick on all of the claims, which will be in addition to the existing royalties. Should Barrick elect to exercise the claw-back interest clause in the option agreement, Barrick will obtain a 51% interest the in Eskay Creek Project, and the 1% Barrick royalty will extinguish, but will remain as a burden on Skeena’s 49% interest.

2 Subsequent to the date of this AIF, Skeena has entered into an agreement with Barrick to acquire 100% of the Eskay Creek Project, see General Development of the Business – Three Year History – 2020, for more information.

Skeena holds an interest in two surface leases and the Eskay Creek Project road access. Skeena will need to acquire surface rights in support of any future mining operations. No water rights are currently held. Skeena’s current environmental liabilities are related to activities undertaken by Skeena, and activities arising from permitting. The key liabilities would be remediation of drill pads and drill access roads. Skeena has posted an environmental bond with the relevant British Columbia authorities in relation to the work programs that have been conducted.

History

The Eskay Creek Project area has a long exploration history, dating back to initial prospecting activities in 1932. Companies with Eskay Creek Project interests prior to Skeena’s involvement include Premier Gold Mining Co. Ltd., MacKay Gold Mines Ltd., Canadian Exploration Ltd., American Standard Mines Ltd., Pioneer Gold Mines of B.C. Ltd., New York-Alaska Gold Dredging Corp., Western Resources Ltd., Stikine Silver Ltd., Canex Aerial Exploration Ltd., Mount Washington Copper Co., Newmont Mining Corp., Kalco Valley Mines Ltd., Texasgulf Canada Ltd., May-Ralph Resources Ltd., Ryan Exploration Ltd. (U.S. Borax), Kerrisdale Resources Ltd., Consolidated Stikine Silver Ltd., International Corona Corp., Homestake Canada Inc., and Barrick Gold Inc. Work conducted during this period included prospecting, geological mapping and reconnaissance, rock, stream, sediment, and soil geochemical sampling, trenching, surface geophysical surveys (electromagnetic (EM), very low frequency (VLF), ground magnetic/VLF-EM, induced polarization (IP), seismic refraction, University of Toronto electromagnetic system (UTEM), band orehole geophysics (frequency domain EM (FEM)), core drilling, exploration audits and underground development, petrography, and mining studies. Underground, legacy mining operations were conducted from 1994 to 2008. From 1994–1997, ore was direct-shipped after blending and primary crushing. From 1997 to closure in 2008, ore was milled on site to produce a shipping concentrate.

Since acquiring an option on the Eskay Creek property in late 2017, Skeena has completed core drilling, an airborne light detection and ranging (LiDAR) and photo acquisition survey, mineral resource estimation, and preliminary technical studies.

Geological Setting, Mineralization and Deposit Types

The Eskay Creek Project is located along the western margin of the Stikine Terrane, within the Intermontane Tectonic Belt of the Northern Cordillera. The Eskay Creek deposit is hosted within Jurassic rocks of the Stikinia Assemblage at the stratigraphic transition from volcanic rocks of the uppermost Hazelton Group to marine sediments of the Bowser Lake Group.

The Eskay Creek ore deposits represent a shallow-water depositional setting of a bimodal volcanic sequence (rhyolite and mafic rocks) contained within a fault-bounded graben basin with an overprint of a Volcanic Massive Sulphide (“VMS”) exhalative system.

The stratigraphy in the immediate area of the property consists of an upright succession, going from oldest to youngest, of andesite, marine sediments, intermediate to felsic volcaniclastic rocks (the footwall rhyolite), the “contact mudstone” (the main host for the deposits), and overlying hanging-wall basaltic/andesitic sills and flows. This sequence is in turn conformably overlain by mudstones and conglomerates of the Bowser Lake Group. These rocks are folded into the gently, northeast-plunging Eskay Anticline, and are cut by north-, northwest- and northeast-trending faults.

Regional metamorphic grade in the area is lower greenschist facies. Alteration in the footwall volcanic units is characterized by a combination of pervasive quartz–sericite–pyrite, potassium feldspar, chlorite and silica. Intense alteration zones are locally associated with sulphide veins that contain pyrite, sphalerite, galena, and chalcopyrite. A tabular-shaped blanket of intense chlorite–sericite alteration, up to 20 m thick, occurs in the footwall Eskay Rhyolite member, immediately below the contact with the main stratiform sulphide mineralization.

Stratiform and stockwork / discordant styles of mineralization are present at Eskay Creek, defined over an area approximately 1,400 m long and as much as 300 m wide. Distinct zones have been defined by variations in location, mineralogy, texture, and precious metal grades.

•	The stratiform-style mineralization is hosted in black carbonaceous mudstone and sericitic, tuffaceous mudstone of the Contact Mudstone (Iskut River Formation), located between the footwall Eskay Rhyolite member and the hanging wall Willow Ridge andesite unit. The stratiform zones include: the 21B, NEX, and 21A (characterized by arsenic–antimony–mercury sulphides); and the 21C, 21Be and the 21E Zones. Stratigraphically above the Contact Mudstone, and usually above the first basaltic sill, the mudstones also host a localized body of base metal-rich, relatively precious metal-poor, massive sulphides referred to as the Hanging Wall or HW Zone.

•	The stockwork / discordant style mineralization is hosted in the rhyolite footwall within the following Zones: PMP, 109, 21A, 21B, 21C, 21E, NEX and 22. The PMP Zone is characterized by pyrite, sphalerite, galena, and chalcopyrite-rich veins and veinlets hosted in strongly sericitized and chloritized rhyolite. The 109 Zone consists of gold-rich quartz veins with sphalerite, galena, pyrite, and chalcopyrite associated with abundant carbonaceous material hosted predominantly in siliceous rhyolite. The 21A, 21B, 21C, NEX and 21E Zones consist of very fine-grained cryptic pyrite with rare sphalerite and galena in sericitized rhyolite. The 22 Zone consists of cross-cutting veins of arsenopyrite, stibnite and tetrahedrite hosted in massive to pyroclastic facies rhyolite.

There is significant remaining exploration potential in the Eskay Creek Project area. Exploration targets include syn-volcanic feeder structures at depth and along strike; mineralization hosted within the largely unexplored lower mudstone unit (beneath the footwall rhyolite); and the in the vicinity of the 22 Zone, which remains open along strike and at-depth. Due to limited legacy exploratory drilling in the area between the 21A and 22 Zones, additional opportunities exist to discover and delineate near-surface, rhyolite-hosted feeder mineralization.

Exploration

To date, the Company has performed many desktop studies of the historical Eskay Creek Project datasets. These digital studies included geological, structural and geochemical interpretations which have not only provided a stable framework for the estimation of resources but have also generated exploration targets.

Drilling

Data collected prior to Skeena’s project interest is referred to as “legacy” data. The legacy drilling database comprises 1,522 surface diamond drill holes (DDH) totalling 342,119 m and 6,061 underground DDH totalling 309,213 m. During 2018, Skeena completed 46 surface DDH totalling 7,737.45 m. Skeena’s 2019 surface drill program, as at December 8, 2019, included 209 DDH totalling 14,267.27 m.

Historically, the underground areas are drilled at an average spacing of 10 m using BGM (~40 mm) core diameters. In highly-complex areas where mining was active, drill spacing was locally reduced to 5 m. Underground drill holes are generally less than 100 m in length.

Legacy Drilling Programs

Limited information is available for procedures used during the legacy exploration programs carried out prior to 2004. The drill core was logged using DLOG computer programs for data entry as well as for drill log printing. Information collected included lithology, mineralisation, textural descriptions, rock colour, structure, core recovery, and rock quality designation (RQD); Skeena currently does not have access to legacy RQD and recovery data. Underground collar location surveys were performed by the mine surveyors. These provided accurate collar locations for the holes, and a check on the initial azimuth and dip was recorded for each drill hole.

Prior to 2004, most of the underground drill holes in the database were surveyed downhole using a Sperry Sun Single Shot instrument, with readings taken every 60 m, or by acid tubes, with readings every 30 m. In early 2004, downhole surveying used an Icefield Tools M13 instrument. This provided azimuths and dips for each hole every 3 m down the hole. Readings were reviewed by staff and inaccurate entries were removed from the database. All collar and survey information were tabulated in master files within the DLOG computer program. Completed logs were printed and the information was exported into ACAD and Vulcan software to facilitate plotting drill hole location maps and cross-sections.

Skeena Drilling Program

During the Skeena drilling programs, 2018 to current, core is geologically logged for lithology, alteration, veining, mineralization and structural features. Geotechnical data such as recovery, RQD, longest stick, and magnetic susceptibility are recorded. Skeena recorded all geological and geotechnical information into a GeoSpark database. All drill cores are photographed wet and are evenly lit. Surface drill hole collars are initially positioned using hand-held global positioning system (GPS) units and surveyed at the end of the drill program using a Trimble differential GPS (DGPS). Down hole orientation surveys for surface drill holes were taken approximately every 30 m down the hole using a multi-shot reflex orientation tool.

Drill hole spacing throughout the deposit varies from 5 m, where underground production drilling encountered complex areas, to 25 m at the surface; the average drill hole spacing is approximately 10–15 m throughout the deposit. For surface drill holes, mineralisation true width approximates 80– 100% of drilled width; for underground drill holes positioned on single platforms and drilled in radiating fans, true drilling widths are more variable.

Historically, sampling at the Eskay Creek Project was selective and based primarily on visual estimations of contained sulphide percent. All sample intervals sent to the laboratory were tested for Au and Ag; however, Pb, Cu Zn, Hg, Sb and As were inconsistently sampled for from one drilling campaign to the next. For underground drilling, Pb, Cu Zn, Hg, Sb and As were assayed when samples exceeded 8 g/t Au-equivalent (legacy AuEq, where AuEq = Au + (Ag/68)). Therefore, legacy sampling intervals were variable, and prior to 2003, ranged from approx. 0.25 m to 1.5 m, although the optimum sample interval was 1.0 m. Sample intervals were always constrained to within one geological unit and did not straddle/cross geological contacts. During 2004, sample intervals were typically on 1 m intervals, but smaller increments were applied where necessary to honour geological contacts.

During Skeena’s drill programs, 1 m assay intervals were established when visible mineralization was first observed, and then uniform intervals were continued down the drill length until there is no evidence of mineralization. Assay intervals honored geological contacts to a minimum of 0.5 m and a maximum of 1.5 m.

Specific Gravity

Specific gravity (SG) measurements during legacy programs were collected from diamond drill core samples during 1996 (250 samples from 20 drill holes) and 1997 (84 samples from seven drill holes), using the water displacement method. SG models were subsequently created using a formula that was experimentally derived based on comparisons between actual measurements and analyses. The following formula was used:

• SG = (Pb + Zn + Cu + Sb) x 0.03491 + 2.67 g/cm3 (where the metals are in %)

A default SG value of 2.67 g/cm3 was applied to samples barren of base metals – this is the average value of unmineralized rhyolite and mudstone host rocks combined. The measured SG values from the early drill programs were primarily from relatively low-grade base metal, 21B-style mineralization. The formula is therefore likely biased on the low side for rocks with higher base metal content. During the Skeena programs, SG samples were collected every 20 m down-hole in each core and measured using the water displacement method.

Legacy Assay Programs and Protocols

Legacy laboratories used for sample preparation and analysis, where known, include: Independent Plasma Laboratories (“IPL”; independent, accreditations not known) and the Eskay Creek Project mine laboratory (not independent, not accredited).

Legacy sample preparation and analytical methods included:

•	IPL: crushed to -10 mesh, riffle split and 250 g pulverized to -15 mesh. Gold was assayed by 30 g fire assay (FA) with an atomic absorption (AA) finish. All values >1.00 g/t Au were re-assayed by 30g FA and finished gravimetrically. Silver was assayed by 30 g FA with an AA finish. Analysis for lead, zinc, copper, arsenic and antimony was done by an ore grade assay method using AA. Mercury analysis consisted of an aqua regia digestion and inductively-coupled plasma (ICP) finish.

•	Legacy Eskay Creek Project mine laboratory: jaw-crushed to -⅛ inch, riffle split and pulverisation of 250–300 g. Gold was assayed by 10 g FA with an AA finish. For analysis for zinc, antimony, copper, and lead, a 0.20 g sample was digested in a heated solution of tartaric, nitric, perchloric and hydrochloric acids, and finished by AA. For mercury and arsenic, a 1.00 g sample was digested in a heated solution of nitric, perchloric and hydrochloric acids and finished by AA.

Skeena Assay Programs and Protocols

Skeena used the ALS sample preparation facility in Kamloops (ALS Kamloops), which is independent and accredited. All analyses were completed at the ALS facility in Vancouver (ALS Vancouver), which holds ISO17025 accreditation for selected analytical methods. Both these laboratories are independent of Skeena. SGS Canada, located in Burnaby, British Columbia, was used to independently test pulp duplicates and a select number of standards. SGS holds ISO 17025 accreditations for selected analytical techniques.

During the Skeena programs, all samples were initially sent and prepared at ALS Kamloops after which the pulp samples were split and shipped for analysis to ALS Vancouver. Sample preparation involved crushing to better than 70% passing 2 mm (10 mesh) screen and pulverizing to better than 85% passing a 75 µm (200 mesh) screen. Gold was assayed by 50 g FA and AA finish (ALS code: AuAA26) with a lower and upper detection limit of 0.01 g/t and 100 g/t, respectively. For assays above the upper detection limit then samples were analysed by FA with a gravimetric finish (ALS code: Au-GRA22) with lower and upper detection limits of 0.05 g/t and 10,000 g/t Au, respectively.

Silver was assayed by 50 g FA with gravimetric finish (ALS code: AgGRA22) with lower and upper detection limits of 5 g/t and 10,000 g/t, respectively. For assays above the upper detection limit, a concentrate and bullion grade fire assay and gravimetric finish were performed (ALS code: Ag-CON01) with lower and upper detection limits of 0.7 g/t Ag and 995,000 g/t Ag, respectively. Multi-element assays were performed using a combination of digest and finish methods: a 0.25 g sample using a four-acid digest followed by an ICP atomic emission spectroscopy (AES) finish (ALS code: ME-ICP61), and a 0.1 g sample using lithium borate fusion followed by an ICP-MS finish (ALS code: ME-MS81). This combination in assay methods for the multi-elements ensured that the range of concentrations for all elements of interest, particularly for antimony, were covered.

In the Skeena database, the ICP-AES finish method took precedence over other methods. A limited number of samples exceeded the upper limits for silver, arsenic, copper, lead and zinc. For these samples, the laboratory was instructed to apply overlimit methods on a 0.4 g sample (ALS code: OG62) using a four-acid digest and ICP or AAS finish. Sulphur overlimits were re-analyzed using the total sulphur Leco furnace method using a 0.1 g sample (ALS code: S-IR08) with a lower detection limit of 0.01% and upper detection limit of 50%. Mercury was separately analysed using low temperature aqua regia digestion followed by an ICP-AES finish (ALSO code: Hg-ICP42) with a lower detection limit of 1 ppm and an upper detection limit of 100,000 ppm.

Legacy QA/QC Program

The Eskay Creek Project team initiated QA/QC protocols into their sample stream in 1997. With progressive years the protocols became more comprehensive and detailed. Prior to 2002, there was no formal QA/QC program in place; however, the Eskay Creek Project mine laboratory and IPL were regularly monitored using pulp duplicates. In 2003, the Eskay Creek Project mine laboratory started to implement QA/QC procedures into the sampling process. Control blanks and CRMs were added to the sample stream. Acme inserted their own in-house SRMs, blanks and pulp repeats into the sample stream. Acme also routinely used preparation, pulp and reject duplicates. An official QA/QC program was undertaken in 2004 whereby the Eskay Creek Project exploration team added certified reference materials (CRMs), blanks and field duplicates to the sample stream and submitted them to Acme for checking. Sample repeatability at Eskay Creek Project was closely monitored during the 2004 drilling campaign by the regular insertion of field duplicates into the sample stream. Field duplicates at the Eskay Creek Project mine laboratory performed well with the duplicate sample set.

An audit was conducted on the 2004 QA/QC results and procedures by Dr. Barry Smee, of Smee & Associates Consulting Ltd. The findings from the analysis identified a low bias in relation to Acme’s internal SRMs for both aqua regia and fire assay methods. Acme corrected the inconsistencies with batch repeats. The sampling precision by means of using duplicate preparation and pulp samples was found to be within acceptable limits.

Skeena QA/QC Program

Skeena implemented a formal QA/QC program from the inception of the 2018 Phase 1 drilling program, consisting of blanks, duplicates and CRMs. CRMs and blanks were monitored when batches of assay data were first received. If analyses were outside of the acceptable range after checking for data entry errors, then repeat assay were requested. Where two or more consecutive CRMs were both biased high or low (more than 105% of the expected value or less than 95% of the expected value) repeated batch assays were requested. The laboratory was instructed to retrieve five pulp samples before and after the QC failure. Duplicate data were also monitored, with Skeena reporting any concerns to the laboratory manager.

In early 2018, Skeena obtained access to the legacy database. The database files, assay certificates, drill hole logs, and report files were stored in various locations and in various states of order. No single complete data set was located. Between May and July 2018 Skeena personnel compiled and reviewed all available drilling and assay data to rebuild and produce a validated database in Microsoft Access format. The legacy database originated as a Vulcan file that was extracted and used as the building block for the final Skeena legacy database. Once the Skeena legacy database had been rebuilt, it was validated for gaps, overlapping intervals, duplicates, and lower detection limits. Surface drill hole collar locations were checked against the topographic surface for accuracy, and underground drill hole collar locations were checked against underground development wireframes. Where available, drill holes collar locations were confirmed from the original drill logs.

Skeena has started working on its own major drilling program to provide additional information within the area of the proposed open pit, support potential upgrades of blocks currently classified as inferred to higher-confidence categories in the 21A, 21E and HW zones, and test for potential mineralization extents. During 2019, a total of 209 drill holes (14, 267.27m) had been completed. Assay results remain pending for a number of the drill holes.

Although a few of the newer drill holes are high-grade and may change the grades locally, those drill holes that are within the existing model should have no material effect on the overall tonnages and average grade of the current mineral resource. The drill spacing is sufficient to support some confidence category upgrades for blocks that have been classified as “inferred" in the block model that supports Skeena’s resource estimate at Section 14 of the Technical Report.

Sampling, Analysis and Data Verification

During 2019, SRK conducted an independent review of the Skeena database which consisted of review of the available legacy data in 2018, and review of the data from the Skeena 2018 Phase 1 drilling program in 2019. In addition, SRK reviewed the QA/QC programs. Aspects reviewed included:

•	verified assays in the Skeena legacy database against the Eskay Creek Project mine laboratory and IML assay certificates, where assay certificates were available; however, the large number of missing assay certificates was a limitation on the validation effort;

•	checked for missing values, duplicate records, overlapping intervals, sample intervals exceeding maximum collar depths, borehole deviations, drill holes collars versus topography, laboratory certificate vs database values and special values (i.e. non-numeric or less than zero); any errors were reviewed with Skeena personnel;

•	viewed the collar locations of underground drill holes by means of 50 m sections with drill hole volume projections of 25 m; there was no obvious discrepancy between collar location and underground workings; and

•	cross-checked the UTM and mine grid coordinates from 2004 with the Skeena legacy database. The checks confirmed that the imposed UTM-mine grid shift was acceptably accurate.

SRK inspected the 2018 Skeena data for collar survey discrepancies, erroneous downhole deviation paths, and overlapping or missing assay and lithology intervals. All errors found were corrected and the dataset used for resource estimation included the correct values.

SRK also reviewed all available legacy QA/QC data. SRK performed the following data validation steps on the legacy data:

•	SRK independently compiled and merged all available laboratory assay certificates. The total number of certificates matched the compiled Skeena database to within 6%;

•	approximately 5% random samples were selected and checked against the original assay certificates. No apparent errors or omissions were discovered;

•	SRK viewed the samples in 3D to identify for collar and survey discrepancies in relation to the available topographic surface; all errors were addressed and corrected;

•	mine grid coordinates and rotations were validated;

•	sections were viewed to check for discrepancies between underground collar locations and underground working solids; and

•	lithology intervals were checked for overlapping intervals and were resolved when discovered.

SRK concluded that the results of the QA/QC analysis indicate that the historical data are unbiased. A large number of assays in the database were validated against the original digital assay certificates. These assays ranged from the years 1999 to 2004, and less than 1% errors were found.

In addition, the data analysed for the Skeena 2018 Phase 1 drilling program was collected and analysed in a systematic and unbiased manner. The data verification of this data did not identify any material issues and the QP is satisfied that the assay data is of suitable quality to be used as the basis for the resource estimate.

Mineral Processing and Metallurgical Testing

Legacy Metallurgical Test Work

In 1991 and 1992, metallurgical test work for the feasibility study had defined a complex hydrometallurgical flowsheet for the recovery of gold and silver, as well as copper and zinc. This process required a large capital outlay with high unit operating costs. The original operating plan was to construct the mining infrastructure at the mine site and transport ore to a processing facility located close to Placer Dome’s Equity Silver mine, near Houston, British Columbia. In late 1994, mining operations commenced at the Eskay Creek Project. In 1996, a test work program was initiated at Process Research Associates with follow up locked-cycle testing at International Metallurgical and Environmental Inc. to evaluate the potential of a gravity/flotation process for upgrading ore from the NEX and 109 Zones into marketable concentrates. The work indicated that the mineralisation could be economically upgraded to a saleable concentrate. In 1997, Prime Resources Ltd. completed the engineering and construction of a 150 t/d mill to concentrate the gold and silver values for the NEX and 109 Zones. Over the next several years, the mill was steadily upgraded and expanded to its final production capacity of 350 t/d. Since 2008, the mine area has been under a state of reclamation, care and maintenance.

Skeena Metallurgical Test Work

Recent test work has been completed by Blue Coast Research Ltd. (“Blue Coast”) in Parksville, British Columbia, including comminution, whole ore leaching, gravity and flotation recovery methods. The process plant flowsheet assumed only flotation recovery of a precious metal concentrate, for transport and shipment overseas. To further investigate producing doré as a saleable product, a number of concentrate treatment alternatives are being evaluated. Concentrate treatment is an opportunity to transform the deleterious minerals into a safe form rather than incur higher treatment charges and penalties by including them in the concentrate.

Six metallurgical samples were collected including a “hot” sample that was elevated in silver, arsenic, antimony and mercury, significantly higher sulphur and sulphide content together with organic carbon (Corg). Zones 21A, 21C and 22 represent a significant portion of the life-of-mine (LOM) plant feed but Zone 21B was not sampled in the 2019 test work program. Overall, the samples included a reasonable range in gold grade; however, they were lower in copper, lead, and zinc compared with the expected LOM average and future samples should be collected with higher base metal values. The samples selected for metallurgical testing were representative of various mineralisation forms present within the different zones. Samples were selected from a range of locations within the zones and sufficient mass and testing was performed to support this level of study.

Comminution or hardness testing on each sample consisted of semi-autogenous grind (SAG) mill comminution (DWi), Bond rod mill work index (RWi) and Bond ball mill work index (BWi) tests at a closing screen size of 150 µm. The test results indicated a range of material hardness.

Bottle roll cyanidation tests were performed to evaluate potential for whole ore leaching compared with the historical testwork on much higher-grade samples. Leaching under a range of 80% passing (P80) grind sizes (80 µm, 50 µm and 30 µm) did not show any significant effect. Low gold extractions were attributed to a number of possible factors: fine-grained gold particles, the presence of preg-robbing sulphides and/or organic carbon and possible passivation of gold surfaces by antimony.

Based on an extended gravity recoverable gold (E-GRG) procedure with a three-pass grind and recovery sequence, gravity recovery was not recommended in the process flowsheet.

A considerable number of open-circuit, rougher and rougher/cleaner float tests were conducted. A range of primary P80 grind sizes were tested (from 338 µm down to 39 µm) with ~60 µm used as the target P80 grind size for further float work. Rougher concentrate was also reground prior to cleaning, with a target P80 size of ~25 µm used as the base case. It was noted that the grind and regrind times were quite long (up to 40 minutes being required for the 25 µm regrind size); however, an investigation into possible overgrinding of phyllosilicate minerals did not reveal anything significant. Blue Coast noted that the flotation concentrate was very slow to pressure filter, and this remains a concern to be investigated and possibly addressed in solid/liquid separation testing in the future. The use of dispersants (sodium silicate and carboxymethyl cellulose, or CMC) was investigated as well as collector dosage. Samples exhibited relatively slow float kinetics with 80% Au recovery after 20 minutes of rougher flotation and 90% recovery after 40 minutes. An investigation into possible sliming did not reveal any explanation for the slow-floating nature of the samples.

Overall, the flotation test work was able to produce a bulk concentrate with gold recoveries of 80–95% at grades of 40–50 g/t Au. Silver recoveries were in the range of 84–97% with grades from 1,000– 1,300 g/t Ag. For the <3.5 g/t Au samples, the final concentrate contained around 1% As and Sb with ~200 ppm Hg. The LOM composite generated concentrates with much higher impurity levels due to the blend of hot sample. As the expected mine plan calls for material at 4 g/t Au and below, the lower-grade sample results were used to generate the forecasted concentrate quality and quantity.

Automated mineralogical analysis was performed on both the final concentrate and tailings from the LOM sample float testing.

Based on the 2019 test work results on samples with a range of head grades, a flotation concentrate of saleable precious metal content can be produced at high recoveries of both gold and silver. This concentrate will contain impurities of arsenic, antimony and mercury that will be subject to penalties. Depending on the concentrate customer, the antimony content may be included as a payable metal, provided the level is above a threshold value (e.g. 3% Sb). The open-circuit rougher and cleaner float test results were used to generate relationships between the gold and silver recovery versus head grade as well as the expected mass pull to concentrate. The concentrate impurity levels were well established from the test work results. These relationships were done for 50 g/t, 40 g/t and 25 g/t Au concentrate to assist the marketing review. The lower-grade concentrate required few stages of cleaner flotation. Across the proposed nine-year mine life, 60% of the plant feed anticipated to be rhyolite with 20% mudstone and 20% hanging wall andesite material. In year 1, almost 60% of plant feed will be from the 21A Zone with higher precious metal grades and impurity levels. As the percentage of the 21A material decreases over time, the gold head grade will fall from almost 5 g/t Au to around 3 g/t Au. Similarly, silver grade will be higher in years 1–6 at 100 g/t Ag, and will fall to around half this value in year 7.

While the generation of a precious metal concentrate was demonstrated for all metallurgical samples tested in 2019, supplementary testwork is ongoing into options for concentrate treatment. These treatments involve hydrometallurgical or pyrometallurgical oxidation of the sulphide content prior to cyanide leaching with/without carbon to minimise the impact of preg-robbing agents. ConcentrateC treatment is considered an opportunity.

Mineral Resource and Reserve Estimates

The mineral resource estimate prepared by Skeena and reviewed and validated by SRK is primarily based upon legacy diamond drilling completed by the previous operator; however, additional holes drilled by Skeena in 2018 have been included. The database used in estimation contains 7,583 legacy surface and underground diamond drill holes totalling 651,332 m, and 46 additional surface holes drilled in 2018 by Skeena (7,737 m).

A litho-structural model was constructed in Leapfrog GeoTM software with three main lithologies (footwall rhyolite, contact mudstone, and hanging wall andesite) and five faults recognized as significant for modelling purposes. Mineralization domains were subsequently defined in Leapfrog EdgeTM using geologically realistic radial basis function (RBF) grade interpolants within major fault blocks. Mineralization domains were created using a 50% probability of a nominal gold equivalent cut-off grade >0.5 g/t AuEq4. Ten mineralization domains were created to constrain the estimate: seven of which occurred exclusively in the open pit, and three domains that contained shared open pit and underground resource estimates. The 10 domains were interpolated separately based on presiding lithology types: either rhyolite, or mudstone and andesite combined.

Two block models were created:

•	an open pit model using 9x9x9 m parent block sizes, with sub-block sizes of 3x3x2 m; and

•	an underground model using 3x3x2 m parent block sizes, with 1x1x1 m sub-block sizes.

The data was composited at 1 m for the underground block model and 2 m for the open pit block model. Grades within each domain were then capped within hard domain boundaries. Gold capping values ranged from 45–900 g/t Au and silver capping values ranged from 600–30,000 g/t Ag.

Gold and silver variogram models were used to determine the nugget, sills and ranges used during kriging; however, a dynamic surface, modelled along the Contact Mudstone basal contact, was used to incrementally modify the anisotropic search orientation during interpolation.

Ordinary kriging was used for the estimation of gold and silver in all domains, except for the low grade shell which captured mineralization outside the mineralization domains. The Mineral Resources were estimated using two passes with increasing search radii based on variogram ranges. Indicated and Inferred resources were categorized during gold interpolation passes 1 and 2, respectively. The Indicated category (Pass 1) was defined by blocks interpolated using a minimum of three drill holes and a maximum distance of 43 m to a drill hole showing reasonable geological and grade continuity. In areas where blocks were interpolated during Pass 1, but continuity was insufficient or blocks were isolated, the blocks were reclassified to Inferred on a visual basis. In addition, all blocks located within a 3 m buffer around the underground workings were classified as Indicated. Inferred Resources (Pass 2) were interpolated using a minimum of two drill holes and a maximum distance to a drill hole composite of 95 m.

4 See footnotes to Resources tables, below

SRK is of the opinion that the current mineral resource estimate is a reasonable representation of the global gold grade and tonnage at the current level of sampling and can be categorized as Indicated and Inferred based on quality data, data density and geological understanding.

Block tonnage was estimated from volumes using a density formula that was applied using interpolated lead, zinc, copper and antimony grades. This density formula was derived from the historical operator, based on comparisons between actual measurements and analysis at the Eskay Creek Project mine where:

•	SG = (Pb + Zn + Cu + Sb) x 0.03491 + 2.67 g/cm3 (where all metals are reported in %).

The 21A and 21B Domains have elevated levels of arsenic, mercury and antimony as compared to the rest of the mineralization domains at the Eskay Creek Project. The 21A Domain is geologically and geochemically equivalent to the 21B Domain which accounted for the bulk of mineralization historically mined at the Eskay Creek Project. Blending of the 21B mineralized material with less deleterious material from other domains diluted these penalty elements thus reducing smelter penalties which allowed a profitable head grade to be maintained. A blending scenario, similar to the one historically adopted, is the expected approach for future mine and process planning.

SRK considers mineralization at the Eskay Creek Project to have reasonable prospects for economic extraction, in both open pit domains/Zones (22, 21A, 21C, 21B, 21Be, 21E, HW, NEX, PMP, and 109) and remaining underground domains/Zones (22, HW, and NEX). All mineral resources potentially amenable to underground mining methods occur immediately adjacent to, or within 100 m of existing underground infrastructure, of which all lifts and stopes have been duly backfilled. In addition to the required resource depletion applied to all historical workings, the mineralized material resources within 1 m of any historical working were excluded from the mineral resource estimate considered amenable to open pit mining methods. Similarly, any mineralization within 3 m of any historical working was excluded from the estimate of mineral resources potentially amenable to underground mining methods.

The cut-off grade for the open pit model was determined to be 0.56 g/t AuEq. The underground cut-off grade was determined to be 4.2 g/t AuEq. At Skeena’s request, the cut-off grades applied for the resource statement were increased to 0.7 g/t AuEq for the open pit and 5.0 g/t AuEq for the underground resource.

The Open Pit Mineral Resource Statement Reported at 0.7 g/t AuEq Cut-Off Grade.

Classification	Domain	Tonnes	AuEQ	Au	Ag	AuEQ	Au	Ag
		(000)	g/t	g/t	g/t	Oz (000)	Oz (000)	Oz (000)
	22	270	3.0	2.0	74	30	20	640
	21A	3,530	4.0	3.2	62	450	360	6,990
	21C	2,800	4.5	3.7	65	410	330	5,850
	21B	2,510	8.4	6.0	175	680	490	14,120
	21Be	860	9.7	6.5	241	270	180	6,660
INDICATED	21E	200	4.1	2.6	112	30	20	720
	HW	880	6.0	3.8	170	170	110	4,820
	NEX	720	6.8	4.5	171	160	100	3,960
	PMP	180	5.9	4.5	106	30	30	620
	109	710	5.2	5.0	13	120	110	300
	Total	12,650	5.8	4.3	110	2,340	1,740	44,660
	ENV	3,110	2.2	1.4	57	220	140	5,740
	22	1,350	2.1	1.9	15	90	80	660
	21A	1,330	5.7	5.0	51	240	210	2,190
	21C	2,080	2.6	2.2	32	180	150	2,160
	21B	3,220	2.5	2.0	32	250	210	3,290
	21Be	720	4.0	2.9	85	90	70	1,960
INFERRED	21E	900	2.9	2.0	61	80	60	1,750
	HW	740	3.8	2.4	105	90	60	2,500
	NEX	800	2.8	2.2	48	70	60	1,240
	PMP	100	4.9	3.9	70	20	10	220
	109	80	2.7	2.6	10	10	10	20
	Total	14,420	2.9	2.3	47	1,340	1,050	21,720

The Underground Mineral Resource Statement Reported at 5.0 g/t AuEq Cut-Off Grade.

		Grade			Contained Ounces
Classification	Tonnes	AuEQ	Au	Ag	AuEQ	Au	Ag
	(000)	g/t	g/t	g/t	oz (000)	oz (000)	oz (000)
Total Indicated	819	8.2	6.4	139	218	169	3,657
Total Inferred	295	8.2	7.1	82	78	68	778

Notes to accompany the Mineral Resource Estimate statement:

1.	These mineral resources are not mineral reserves as they do not have demonstrated economic viability. Results are reported in-situ and undiluted and are considered to have reasonable prospects for economic extraction.

2.	As defined by NI 43-101, the Independent and Qualified Person is Ms. S Ulansky, PGeo of SRK Consulting (Canada) who has reviewed and validated the Mineral Resource Estimate.

3.	The open pit block model was regularized to 9 m x 9 m x 4 m whole blocks using mineralization greater than 0.5 g/t AuEQ within a single ore percent field; therefore, a slight difference exists between the resources reported herein, and the resources released in the February 28, 2019 press release.

4.	The effective date of the Mineral Resource Estimate is February 28, 2019.

5.	The number of metric tonnes and ounces were rounded to the nearest thousand. Any discrepancies in the totals are due to rounding.

6.	Pit constrained Mineral Resources are reported in relation to a conceptual Pit shell.

7.	Block tonnage was estimated from volumes using a density formula that applied using interpolated Pb, Zn, Cu, and Sb. This density formula was derived from the historical operator. g/cm3 (all metals are in %).

8.	All composites have been capped where appropriate.

9.	Open Pit mineral resources are reported at a cut-off grade of 0.7 g/t AuEQ and Underground mineral resources are reported at a cut-off grade of 5.0 g/t AuEQ.

10.	Cut-off grades are based on a price of US$1275 per ounce of gold, US$17 per ounce silver, and gold recoveries of 80%, silver recoveries of 90% and without considering revenues from other metals. .

11.	Estimates use metric units (meters, tonnes and g/t). Metals are reported in troy ounces (metric tonne * grade / 31.10348).

12.	CIM definitions were followed for the classification of mineral resources.

Neither the Company nor SRK is aware of any known environmental, permitted, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect this mineral resource estimate.

Details of block model dimensions and block size for the underground model:

				Start Offset			End Offset			Block Size
	Bearing	Plunge	Dip	X	Y	Z	X	Y	Z	X	Y	Z
Parent	90	0	0	9300	8508	-50	963	3150	1500	3	3	2
Sub-block	90	0	0	9300	8508	-50	963	3150	1500	1	1	1

Visual check of the underground model showing 1 m AuEq composites and estimated AuEq block grades:

Mining Operations

An open-pit mining scenario is the basis for the current plan; underground precious metal resource contributions are not being considered at this time. The owner-operated, leased mining fleet will utilize conventional truck and shovel methods with 22m3 shovels and 142 tonne haul trucks. Support equipment will include track dozers, graders and hydraulic excavators; additional support equipment to maintain production during seasonal periods of high snowfall has also been incorporated into the plan.

The mine designs and scheduling were engineered to provide 2.5 Mt per year of mineralization to the 6,850 TPD process plant. A total of 21.3 Mt of diluted mill feed averaging 3.23 g/t Au and 78 g/t Ag (4.17 g/t AuEq), is expected to be processed over the life of mine from the main pit area and a smaller satellite pit hosting the 22 Zone. Mill feed will be trucked to a primary crusher located to the west of the main pit and then conveyed overland two kilometers to the process facility. Waste totaling 154.0 Mt will be stored in a dump adjacent to the main and satellite open pits with a portion backfilled into the pit as the mining sequence advances towards the north. Open-pit mining dilution has been factored at 15%.

Conservative pit slopes were applied to the mine design with recognition of areas that exhibit lower rock quality. Default Inter Ramp Angles (IRA) are 42 degrees throughout the hanging wall andesites and footwall rhyolites, with 32-degree IRA slope allowance in the less competent mudstones. Batter angles of 65 degrees have been applied throughout the entire design.

Processing and Recovery Operations

The process plant design is based on a robust metallurgical flowsheet developed for optimum recovery while minimizing capital expenditure and life-of-mine operating costs. The plant is anticipated to process material at a rate of 2.5 Mt/a with an average head grade of 3.2 g/t Au and 78 g/t Ag to produce a flotation concentrate. Design criteria for the flotation plant were determined from metallurgical test work. The majority of the flotation test work was conducted at P80 60 µm. Grind sensitivity tests conducted at 39, 57 and 83 µm demonstrated low impact on recovery; therefore, given the low grind sensitivity, 75 µm was selected for design purposes. An overall flotation residence time of 40 minutes was selected without a scale-up factor to remain consistent with test work results.

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

Infrastructure to support the Eskay Creek Project will consist of site civil work, site facilities/building, a water system, and site electrical. Site facilities will include both mine and process facilities:

•	Mine: administration offices, truck shop and warehouse, tire repair shop, mine workshop, mine dry, fuel storage and distribution, permanent camp facility and miscellaneous facilities.

•	Process: process plant, crusher facility, process plant workshop and assay laboratory.

•	Services: potable water, fire water, compressed air, power, diesel, communication, and sanitary systems.

The WRSF assumption is that there will be a major facility, WD-01, developed on the west side of the open pit. The remainder of the waste will be placed into the mined-out north pit as backfill.

The existing TMSF was selected as the preferred tailings storage option since it is permitted as a tailings storage facility (TSF) and has sufficient capacity to contain 19.5 Mt of tailings. The TMSF only requires a small embankment to contain the required volume of tailings with the majority of the tailings located below the existing outlet. The TMSF is approximately 3.4 km long and 0.3 km wide. The facility ranges in depth from 10 m at the south end to 42 m in the north–central section of the basin. The existing volume of the TMSF is around 12.9 Mm3 at elevation 1082 masl, which is the current spill elevation of the basin. Tailings would be slurried from the process plant to the TMSF by way of a pipeline, which would extend onto the TMSF to a floating barge. The end of the pipeline would be positioned close to the base of the TMSF to maximise settling, and minimize entrainment of fine particles to the surface of the TMSF. The minimum water depth would be 7 m to prevent both wind and ice remobilization of the tailings. The barge would move around the TMSF to develop an even tailings distribution across the TMSF floor. Tailings are planned to be discharged at 35% solids and will have an overall dry bulk density of 1.4 t/m3. The TMSF has sufficient capacity to store tailings without an embankment during the initial years of operations while maintaining 7 m (6–8 Mm3) of water cover over the tailings bed. In year 4 of operations, a single embankment will be required to be constructed, so as to store the balance of the LOM tailings while maintaining 7 m of water cover. The TMSF will also provide the water for the process plant.

A projected site-wide water balance was constructed for modelling purposes. Tailings slurry and treated wastewater will be discharged subaqueously into the TMSF. No diversion works are anticipated. There will be inflow of water into the TMSF from direct rainfall and snow and runoff from the surrounding catchment into the TMSF. Pit dewater will be sent directly to the water treatment plant (WTP), then to D7 polishing ponds, and finally to Ketchum Creek. Since the water treatment plant’s maximum capacity will be approximately 150 L/s, the overflow, i.e. portion of the flow greater than 150 L/s will be sent to the TMSF. Estimated pit dewatering flow rates are estimated to surpass 150 L/s between late spring and fall. During this period, the overflow portion sent to the TMSF will range from 4.5– 286.4 L/s. The overflow will be pumped to the tailings mixing tank and sent with the tailings in the tailings transportation pipeline to the TMSF. The industrial water requirements will come from the TMSF, which are estimated to be 113 L/s to be used in mineral processing. The balance of the waste (tailings) and process water will be pumped to the TMSF and discharged subaqueously. The approximate discharge of water, along with the tailings, is projected to be 114 L/s. The project does not need to take into account evaporation or seepage from the TMSF, since it is a natural, water retaining catchment. The tailings deposition does not significantly affect the net evaporation or seepage losses from the TSF. For the planned operations there is almost no net loss of water from mineral processing, i.e. <1 L/s.

The permanent camp will be housed in portable modular units comprising of 200 Jack-and-Jill-type dormitories. The planned camp will be supplied for all its water needs from a local well. It is estimated that the average consumption of water, based on the size of the camp, is 1 L/s. Any effluent coming from the camp will be treated and discharged into the TSF.

The project power will come from the local and recently commissioned 195 MW hydroelectric facilities and leverage on the existing power grid. The assumed required supply is 18.8 MW. A new 14 km power transmission line will tie-in to the existing transmission line and feed a high voltage substation at the project site. The tie-in point will be close to the hydroelectric facilities.

Environmental Considerations

Several environmental studies were completed at the Eskay Creek Project mine under various owners. A limited number of reports were available for review, the key reports reviewed are discussed in this sub-section. The environmental baseline data were mostly collected between 1990 and 1993 by Hallam Knight and Piésold for Prime Resources Ltd to support their application for a Mine Development Certificate. Updates were made in 1997 to support a proposed mill expansion, and again in 2000 to amend the environmental assessment (EA) to deposit tailings and waste rock in the TMSF.

Due to the age of the baseline assessment, additional environmental, social, economic, heritage, and health studies are expected to update the baseline data set to meet current standards for environmental studies, to address refinement of the project design, and reflect current regulatory requirements in support of provincial and federal EA submissions.

The project will be designed, constructed, operated, and decommissioned to meet all applicable British Columbia and Government of Canada environmental and safety standards and practices. Skeena will develop and implement an Environmental Management System (EMS) that defines the processes by which compliance will be met and demonstrated. The EMS will include ongoing monitoring and reporting to relevant parties at the various project stages.

The main waste management issue for the project is the prevention and control of metal leaching/acid rock drainage (ML/ARD) from the tailings, and any acid generating or PAG waste rock that is produced during mine development or operations. Non acid-generating (NAG) waste rock will be deposited in two locations: approximately 90% will be stored in the WD-01 facility that will be located to the south of the open pit. The remaining 10% of the total waste rock will be backfilled in the north pit. PAG waste rock, if encountered, will be deposited in the WRSF and effluent managed to reduce any environmental impacts. Tailings will be deposited sub-aqueously in the permitted TMSF.

Site water management will be a critical component of project design. Mine water can be divided into two categories depending on the potential for contamination:

•	Non-contact water from upstream catchments that has not been in contact with mine workings will be kept separate from water that has been in contact with mine workings and discharged to the environment with no treatment.

•	Contact water that has been in contact with potential sources of contamination, includes seepage from the WRSF, process water, and pit dewatering. Contact water from the WRSF will be collected and sent to a water treatment plant for treatment prior to discharge if required. If contact water quality from the WRSF is within permitted parameter limits, and is confirmed with regular testing, this water will be discharged without treatment. Water from pit dewatering will be pumped to a water treatment plant for treatment prior to discharge to the existing mine water polishing ponds and ultimate discharge through permitted effluent discharge point D7 (identification number E219595) to Ketchum Creek. Process water will be discharged to the TMSF.

Strategies for water management include collecting surface water from disturbed areas (mine contact) to manage surface water erosion; recycle mine-contact water whenever possible; treat mine contact water as required, and monitor water quality to meet discharge standards prior to discharge.

Capital and Operating Costs

Project Capital Cost Estimates ($M) (totals may differ due to rounding):

	Contingency	Initial	Sustaining	LOM Total
Mine
Pre-Stripping		$62		$62
Mining Equipment		$14	$6	$20
Mine Capital		$7	$3	$9
Sub-Total Mine	$4	$83	$9	$91
Processing
Bulk Earthworks		$7		$7
Processing		$74	$7	$81
Reagents & Plant Services		$7	$1	$8
Tailings & Water Treatment		$19	$2	$21
Onsite Infrastructure		$22	$2	$23
Sub-Total Processing	$21	$129	$12	$141
Infrastructure
Power		$13		$13
TSF, Water Supply & Treatment		$2	$4	$6
Sub-Total Infrastructure	$5	$15	$4	$19
Total Directs		$226	$24	$250
Indirects	$7	$27		$27
Total Directs + Indirects		$253	$24	$277
Owner's Costs	$4	$10		$10
Total excluding contingency		$263	$24	$287
Project Contingency	$40		$3	$43
Sub-total including contingency		$303	$27	$330
Closure		-	$52	$52
Total		$303	$79	$382

Economic Analysis

The results of the economic analyses discussed in this section represent forward- looking information as defined under Canadian securities law. The results depend on inputs that are subject to several known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here. Information that is forward-looking includes:

•	Mineral Resource estimates.

•	Assumed commodity prices and exchange rates.

•	The proposed mine production plan.

•	Projected mining and process recovery rates.

•	Assumptions as to mining dilution and ability to mine in areas previously exploited using underground mining methods as envisaged.

•	Sustaining costs and proposed operating costs.

•	Interpretations and assumptions as to joint venture and agreement terms.

•	Assumptions as to closure costs and closure requirements.

•	Assumptions as to environmental, permitting and social risks.

Additional risks to the forward-looking information include:

•	Changes to costs of production from what is assumed.

•	Unexpected variations in quantity of mineralized material, grade or recovery rates.

•	Geotechnical or hydrogeological considerations during mining being different from what was assumed.

•	Failure of mining methods to operate as anticipated.

•	Failure of plant, equipment or processes to operate as anticipated.

•	Changes to assumptions as to the availability of electrical power, and the power rates used in the operating cost estimates and financial analysis.

•	Ability to maintain the social license to operate.

•	Accidents, labour disputes and other risks of the mining industry.

•	Changes to interest rates.

•	Changes to tax rates.

The mine plan is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Calendar years used in the financial analysis are provided for conceptual purposes only. Permits still have to be obtained in support of operations, and approval for development is yet to be provided by the Board of Directors.

An engineering economic model was developed to estimate annual pre-tax and post-tax cash flows and sensitivities of the Project based on a 5% discount rate. It must be noted, however, that tax estimates involve many complex variables that can only be accurately calculated during operations and, as such, the after-tax results are only approximations. Sensitivity analysis was performed to assess impact of variations in metal prices, head grades, operating costs and capital costs. The economic analysis has been run with no inflation (constant dollar basis).

The economic analysis was performed using the following assumptions:

•	Commercial production start-up in Y1.

•	Construction period of two years.

•	Mine life of 8.6 years.

•	Base case gold price of US$1,325/oz and silver price of US$16/oz was based on consensus analyst estimates and recently published economic studies. The forecasts used are meant to reflect the average metal price expectation over the life of the Project. No price inflation or escalation factors were taken into account. Commodity prices can be volatile, and there is the potential for deviation from the forecast.

•	United States to Canadian dollar exchange rate assumption of 0.77 (US$/C$)

•	Cost estimates in constant Q3 2019 C$ with no inflation or escalation factors considered.

•	Results are based on 100% ownership with 1% NSR.

•	Capital costs funded with 100% equity (i.e. no financing costs assumed).

•	All cash flows discounted to December 31, 2019.

•	All metal products are assumed sold in the same year they are produced.

•	Project revenue is derived from the sale of gold concentrate into the international marketplace.

•	No contractual arrangements for smelting or refining currently exist.

At the effective date of the cashflow, the Project was assumed to be subject to the following tax regime:

•	The Canadian Corporate Income Tax system consists of the federal income tax (15%) and the provincial income tax (12%).

•	The BC Minerals Tax was modelled using a net current proceeds rate of 2% and a net revenue tax rate of 13%.

Total tax payments are estimated to be C$514 M over the LOM.

The economic analysis was performed assuming a 5% discount rate. On a pre-tax basis, the net present value discounted at 5% (the “NPV5%”) is C$993 M, the internal rate of return (the “IRR”) is 63.3%, and payback is 1.1 years. On an after-tax basis, the NPV5% is C$638 M, the IRR is 50.5%, and the payback period is 1.2 years.

A summary of the Project economics and cash flow is included in the tables below

	its	Values
LOM cash cost co-product	(US$/oz AuEq)	$731
LOM AISC net of silver by-product	(US$/oz Au)	$615
LOM AISC co-product	(US$/oz AuEq)	$757
Capital Expenditures
Pre-production capital expenditures	(C$M)	$303
Sustaining capital expenditures	(C$M)	$27
Reclamation cost	(C$M)	$52
Economics
Pre-tax NPV (5%)	(C$M)	$993
Pre-tax IRR	(%)	63.3%
Pre-tax payback period	(years)	1.1
After-tax NPV (5%)	(C$M)	$638
After-tax IRR	(%)	50.5%
After-tax payback period	(years)	1.2
Average annual after-tax free cash flow (Year 1–9)	(C$M)	$147
LOM after-tax free cash flow	(C$M)	$959

Exploration, Development, and Production

The Company’s current exploration activities have been focused on the drill conversion of Inferred resources to the Indicated and Measured categories via surface infill drill holes. The Company’s 2019-2020 Phase I drill program concentrated on the 21A, 21B, 21C, 21E, 22 and HW Zones of the Eskay Creek Project deposits and was completed in the latter half of 2020. Overall, the Phase I program involved the drilling of 411 holes totalling 44,238 metres. The Phase II drilling program was initiated immediately after the acquisition of 100% of the Eskay Creek Project from Barrick. The program was designed to infill areas of pit constrained Inferred resources situated within 25 metres of historical mine development. A total of 48,004 metres (336 drill holes), were drilled during the Phase II program. Both drill phases will be incorporated into the Company’s mineral resource update anticipated in April 2021.

Exploratory drilling was performed in both the near mine and regional context in 2020-2021. These combined programs totalled 13,423 metres (50 drill holes).

Additional drilling related studies expected to occur in 2021 are related to exploration, geotechnical and hydrogeological investigations as well as a smaller component of condemnation drilling proximal to the planned mine infrastructure.

DIVIDENDS AND DISTRIBUTIONS

There are no restrictions in Skeena’s articles or elsewhere which could prevent Skeena from paying dividends. It is not currently contemplated that any dividends will be paid on any Common Shares in the immediate future, as it is anticipated that all available funds will be invested to finance the growth of Skeena’s business. The Board of Directors will determine if, and when, dividends will be declared and paid in the future from funds properly applicable to the payment of dividends based on Skeena’s financial position at the relevant time. Any decision to pay dividends on any shares of Skeena will be made by the Board of Directors on the basis of Skeena’s earnings, financial requirements and other factors existing at such future time, including, but not limited to, commodity prices, production levels, capital expenditure requirements, debt service requirements, if any, operating costs, royalty burdens, foreign exchange rates and the satisfaction of the liquidity and solvency tests imposed by the Business Corporations Act (British Columbia) for the declaration and payment of dividends.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares. As at December 31, 2020, there were 216,741,807 Common Shares issued and outstanding. 5

Each Common Share carries the right to attend and vote at all general meetings of shareholders. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board of Directors at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution, or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions, and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption, or conversion rights, nor do they contain any sinking or purchase fund provisions.

The Company has adopted a stock option plan under which it is authorized to grant Options to officers, directors, employees, and consultants enabling them to acquire Common Shares . The maximum number of Common Shares reserved for issuance of Options that may be granted under the plan is 10% of the issued and outstanding Common Shares, less any Common Shares reserved for issuance as Incentive Shares. The Options granted can be exercised for a maximum of 10 years and vest as determined by the Board of Directors. As of December 31, 2020, there were 21,099,888 Options outstanding to purchase 21,099,888 Common Shares.

The Company also has granted 192,308 Incentive Shares to certain employees of the Company. The Incentive Shares will only vest if such employees remain employed with Skeena on the date that is two years from the date of grant of the Incentive Shares. All outstanding Incentive Shares vest on January 17, 2022.

In addition, as of December 31, 2020, the Company had common share purchase warrants outstanding, entitling holders thereof to purchase up to an aggregate of 11,250,000 Common Shares.

The Company’s dilutive securities outstanding as of December 31, 2020 are summarized as follows:

Security Type	Common Shares Issuable #	Exercise Price (Average) $	Cash Proceeds if Exercised $
Warrants(1)	11,250,000	$2.70	$30,375,000
Options(2)	21,099,888	$1.29	$27,218,856
Incentive Shares(3)	192,308	N/A	N/A

5 The Company has since completed a non-brokered private placement offering that closed on March 8, 2021. Skeena collected gross proceeds of $12.8 million in connection with the private placement, attributable to 2,837,986 British Columbia super-flow-through shares issued at $4.50. In addition, options and warrants have since been exercised. As of the date of this AIF, there are 220,191,189 Common Shares issued and outstanding.

(1)	Details of Warrants Outstanding at December 31, 2020:

Number	Exercise Price $	Date Issued	Expiry Date
11,250,000	$2.70	October 2, 2020	October 2, 2022

(2)	Details of Options Outstanding at December 31, 2020:

Number	Exercise Price $	Date Issued	Expiry Date
630,000	$1.00	June 23, 2016	June 23, 2021
340,000	$1.50	July 25, 2016	July 25, 2021
397,500	$1.00	January 31, 2017	January 31, 2022
1,282,000	$0.77	January 15, 2018	January 15, 2023
2,367,000	$0.41	April 15, 2019	April 15, 2024
3,266,720	$0.45	August 7, 2019	August 7, 2024
2,873,334	$1.04	January 17, 2020	January 17, 2025
4,173,334	$1.12	May 8, 2020	May 8, 2025
300,000	$2.93	July 27, 2020	July 27, 2025
5,470,000	$2.52	November 27, 2020	November 27, 2025

The dilutive securities as of the date of this AIF are summarized as follows:

Security Type	Common Shares Issuable #	Exercise Price (Average) $	Cash Proceeds if Exercised $
Warrants(1)	11,250,000	$2.70	$30,375,000
Options(2)	19,990,492	$1.31	$26,206,454
Incentive Shares(3)	192,308	N/A	N/A

(1)	Details of Warrants Outstanding as of the date of this AIF:

Number	Exercise Price $	Date Issued	Expiry Date
11,250,000	$2.70	October 2, 2020	October 2, 2022

(2)	Details of Options Outstanding as of the date of this AIF:

Number	Exercise Price $	Date Issued	Expiry Date
580,000	$1.00	June 23, 2016	June 23, 2021
340,000	$1.50	July 25, 2016	July 25, 2021
397,500	$1.00	January 31, 2017	January 31, 2022
1,282,000	$0.77	January 15, 2018	January 15, 2023
2,078,500	$0.41	April 15, 2019	April 15, 2024
3,096,120	$0.45	August 7, 2019	August 7, 2024
2,609,539	$1.04	January 17, 2020	January 17, 2025
3,970,165	$1.12	May 8, 2020	May 8, 2025
300,000	$2.93	July 27, 2020	July 27, 2025
5,336,668	$2.52	November 27, 2020	November 27, 2025

(3)	Details of Unissued Incentive Shares Reserved as of the date of this AIF:

Number	Exercise Price $	Date Reserved	Vesting Date
192,308	Nil	January 17, 2020	January 17, 2022

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares were listed and traded on the TSXV under the trading symbol “SKE” until August 20, 2020, when the Common Shares were listed and began trading on the TSX under the same trading symbol. The following table sets forth the reported intraday high and low prices and monthly trading volumes of the Common Shares for the 12-month period ending December 31, 2020, as quoted on the TSXV and TSX, as applicable:

Period	High Trading Price	Low Trading Price	Volume (#)
December 2020	$3.50	$2.48	7,278,693
November 2020	$2.68	$2.19	9,602,388
October 2020	$2.77	$2.31	8,721,766
September 2020	$3.34	$2.43	8,214,255
August 2020	$3.12	$2.45	7,278,141
July 2020	$3.00	$1.75	12,513,820
June 2020	$1.94	$1.20	6,324,235
May 2020	$1.28	$0.95	6,643,487
April 2020	$1.07	$0.78	5,335,781
March 2020	$1.02	$0.50	7,757,810
February 2020	$1.20	$0.77	6,709,923
January 2020	$1.20	$0.70	17,406,140

Prior Sales

The following table sets forth, for each class of securities of the Company that is outstanding but not listed or quoted on a marketplace, the price at which securities of the class have been issued during the financial year ended December 31, 2020 and the number of securities of the class issued at that price and the date on which the securities were issued.

Date of issuance	Security	Issuance/Exercise price per security		Number of securities
March 31, 2020	Flow-through Common Shares	$1.155		13,000,000
April 15, 2020	Flow-through Common Shares	$1.155	(BC)
		$1.05	(National)	16,800,334
November 2020	Common Shares	$2.35		19,574,468
December 2020	Flow-through Common Shares	$3.50		2,428,572

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER

As at the date of this Annual Information Form, to the knowledge of the Company, there are no securities which remain subject to any escrow agreement.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table provides the names of Skeena’s directors and executive officers as of December 31, 2020, the positions held by each of them, and the date of their first appointment.

Walter Coles Jr. New York, United States of America Director, President and Chief Executive Officer Director Since: December 18, 2013

President and CEO (since December 18, 2013) of the Company (principal business of Mr. Coles).

President and CEO (since October 15, 2010) of Anthem Resources Inc. (publicly traded (TSX-V: AYN) uranium exploration company) until July 2015 when it merged with Eros Resources Corp.

Executive Vice-President (since September 27, 2012) of Virginia Energy Resources Inc. (publicly traded (TSX-V: VUI) uranium exploration and development company).

Director of Gold Bull Resources Corp since September 21, 2020.

Board Committees
N/A
Capital ownership as at December 31, 2020

Common Shares	Options	Warrants	Incentive Shares
550,916 (<1%)	6,152,500	Nil	96,154

Borden R. Putnam III California, United States of America Director Director Since: January 29, 2018

Professional Geologist (CA and WY, USA) F AusIMM, F SEG, with 45 years’ experience in industry (MRDI/Amec, Newmont Mining, AMAX Exploration), 12 of which were in investment management (hedge funds). Presently, Principal Analyst/Managing Director, Mione Capital, an independent mining industry consultancy providing technical due diligence evaluations in support of project finance (2009 to present) (principal business of Mr. Putnam).

Non-executive independent Director, Heron Resources, Australia (Nov. 2014 – July 2020).

Director, Pacific Ridge Exploration Ltd. (since February 5, 2021).

Board Committees
Chair of the Technical Committee; Member of the Audit Committee and Nomination & Corporate Governance Committee.
Capital ownership as at December 31, 2020

Common Shares	Options	Warrants	Incentive Shares
553,708(<1%)	475,000	Nil.	Nil.

Suki Gill Vancouver, British Columbia, Canada Director Director Since: January 10, 2020	Partner at Smythe LLP since 2012 (principal business of Ms. Gill). Director, BC Provincial Health Services Authority and Director, BC Emergency Health Services since March 2016.
Board Committees
Chair of the Audit Committee and member of the Compensation Committee.
Capital ownership as at December 31, 2020

Common Shares	Options	Warrants	Incentive Shares
Nil.	575,000	Nil.	Nil.

Greg Beard New York, New York Director Director Since: July 27, 2020

Chairman and CEO of Beard Energy Transition Acquisition Corp. (principal business of Mr. Beard).

Mr. Beard has over 25 years of investment management experience. Mr. Beard was the Global Head of Natural Resources, a Senior Partner, and Member of the Management Committee, and Senior Advisor at Apollo Global Management from 2010 to 2020.

Founding and managing member of Q Power together with its subsidiary Stronghold Digital Mining.

Director of Scrubgrass Generating, Double Eagle III, Andros Partners, and Parallaxes Capital and The Conservation Fund, a non-profit corporation.

Board Committees
Chair of the Nomination & Corporate Governance Committee
Capital ownership as at December 31, 2020
Common Shares	Options	Warrants	Incentive Shares
120,900 (<1%)	500,000	Nil.	Nil.

Craig Parry Vancouver, British Columbia, Canada Director and Chairman Director Since: December 15, 2016

Chairman and Director of Vizsla Silver Corp. (since December 18, 2018), and Gold Bull Resources Corp (since June 29, 2020).

Chairman of Outback Goldfield Ltd. (since January 2019).

Director of Surge Copper Corp (since September 29, 2020).

Former President and CEO of IsoEnergy Ltd. from October 12, 2016 until February 16, 2021. Now Director of IsoEnergy Ltd.

Senior Advisor and Co-Founder of EMR Capital (2012-2016).

Founding and former director of NexGen Energy.

Board Committees
Member of the Audit Committee and Technical Committee, and Chair of the Compensation Committee.
Capital ownership as at December 31, 2020
Common Shares	Options	Warrants	Incentive Shares
62,500 (<1%)	1,710,000	Nil.	Nil.

Andrew MacRitchie Vancouver, British Columbia, Canada Chief Financial Officer and Corporate Secretary	CFO (since June 10, 2016) of the Company (principal business of Mr. MacRitchie). Corporate Secretary of the Company (from June 10, 2016 to February 24, 2021)
Board Committees
N/A
Capital ownership as at December 31, 2020
Common Shares	Options	Warrants	Incentive Shares
80,000 (<1%)	1,950,854	Nil.	33,654

Paul Geddes Vancouver, British Columbia, Canada Vice President, Exploration & Resource Development

Vice President, Exploration & Resource Development (Since February 20, 2018) of the Company (principal business of Mr. Geddes).

Professional Geologist (P.Geo), and member in good standing of APEGBC with over 25 years’ experience in economic geology. Most recently, Vice President of Exploration for Barkerville Gold Mines (2015-2019).

Board Committees
N/A
Capital ownership as at December 31, 2020
Common Shares	Options	Warrants	Incentive Shares
Nil.	1,553,000	Nil.	24,038

Shane Williams Vancouver, British Columbia, Canada Chief Operating Officer

Chief Operating Officer (since June 1, 2020) of the Company (principal business of Mr. Williams).

Mr. Williams has over 20 years of experience in the mining and oil and gas industries relating to the development, construction and operations of large-scale resource projects.

Vice President of Operations and Capital Projects at Eldorado Gold from 2014 through 2019.

Board Committees
N/A
Capital ownership as at December 31, 2020
Common Shares	Options	Warrants	Incentive Shares
Nil.	1,100,000	Nil.	Nil.

Justin Himmelright Maple Ridge, British Columbia, Canada Vice President, Sustainability

Vice President, Sustainability (since October 23, 2017) of the Company (principal business of Mr. Himmelright).

Vice President, C3 Alliance Corporation (2014 – 2017).

Adjunct Professor, UBC Norman Keevil Institute of Mining Engineering (2020 – present).

Vice President Environment and Community Affairs, Selwyn Resources Ltd. (2007-2013).

Board Committees
N/A
Capital ownership as at December 31, 2020

Common Shares	Options	Warrants	Incentive Shares
Nil.	1,156,000	Nil.	19,231

The information as to location of residence and principal occupation has been furnished by the respective directors individually, and the information as to capital ownership, not being within the knowledge of the Company, has been furnished by the respective directors individually as at the date of this Annual Information Form, and corroborated by the reported information on the SEDI website at www.sedi.ca, wherever possible.

Each of the directors of Skeena will hold office until the next annual meeting of the holders of Common Shares or until his or her successor is duly elected or appointed, unless his office is earlier vacated in accordance with Skeena’s articles.

As at the date of this Annual Information Form, the current directors and officers of Skeena, as a group, beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 1,801,022 Common Shares, representing less than 1% of the issued and outstanding Common Shares. The information as to the number of Common Shares beneficially owned, or controlled or directed, not being within the knowledge of the Company, has been furnished by the respective directors and officers of the Company individually.

Corporate Cease Trade Orders

None of the directors or executive officers of Skeena is or has been, within the 10 years prior to the date of this AIF, a director, chief executive officer or chief financial officer of any company that: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade or similar order or an order that denied the relevant issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

Bankruptcies

Other than as set forth below, none of the directors, executive officers or shareholders holding a sufficient number of Common Shares to affect materially the control of Skeena is or has, within the 10 years prior to the date of this AIF, been a director or executive officer of any corporation that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In addition, none of the directors, executive officers or shareholders holding a sufficient number of Common Shares to affect materially the control of Skeena has, within the 10 years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or securityholder.

Mr. Beard is a director of EP Energy Corp. which is an oil and gas company that is publicly traded on the OTC markets, incorporated in Delaware and active in Texas and Utah. EP Energy Corp. sought a Chapter 11 reorganization in the U.S. Bankruptcy Court for the Southern District of Texas.

Penalties or Sanctions

None of the directors, executive officers or shareholders holding a sufficient number of Common Shares to affect materially the control of Skeena has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There does not exist any conflicts of interest or potential material conflicts of interest between the Company and any director of officer of the Company.

Skeena may, from time to time, become involved in transactions in which directors and officers of the Company have a direct interest or influence. The interests of these persons could conflict with those of the Company, and fiduciary duty may be impaired as a result. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith, and in the best interests of the Company.

AUDIT COMMITTEE INFORMATION

As of March 25, 2021, the Audit Committee of the Company consists of Ms. Suki Gill (Chair), Mr. Craig Parry, and Mr. Borden Putnam III, all of whom are “independent” and “financially literate” within the meaning of National Instrument 52-110 — Audit Committees. Each director has an understanding of the accounting principles used to prepare Skeena’s financial statements; experience in preparing, auditing, analyzing, or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer’s financial statements; or experience actively supervising individuals engaged in such activities, and experience as to the general application of relevant accounting principles; and an understanding of the internal controls and procedures necessary for financial reporting.

The Audit Committee has the primary function of assisting the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the integrity of Skeena’s financial statements, financial disclosures, and internal controls over financial reporting; monitoring the system of internal control; monitoring Skeena’s compliance with legal and regulatory requirements, selecting the external auditor for shareholder approval; reviewing the qualifications, independence and performance of the external auditor; and, when applicable, reviewing the qualifications, independence and performance of Skeena’s internal auditors. The Audit Committee has specific responsibilities relating to Skeena’s financial reports; the external auditor; the internal audit function; internal controls; regulatory reports and returns; legal or compliance matters that have a material impact on Skeena; fraud risk assessment; and Skeena’s whistleblowing procedures. In fulfilling its responsibilities, the Audit Committee meets regularly with the external auditor and key management members. Information concerning the relevant education and experience of the Audit Committee members can be found in “Directors and Officers” above. The full text of the Audit Committee Charter is disclosed in Schedule “A” – Audit Committee Charter.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services under the heading “External Auditor” of the Audit Committee Charter which is attached hereto as Schedule “A”.

The Audit Committee will pre-approve all non-audit services to be provided to Skeena or any subsidiary entities by its external auditors or by the external auditors of such Subsidiary entities. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services but preapproval by such member or members so delegated shall be presented to the full Audit Committee at its first scheduled meeting following such pre-approval.

External Auditor Service Fees

The following table sets forth, by category, the fees for all services rendered by the Company’s external auditor, Grant Thornton LLP, for the periods indicated.

Fee Description	December 31, 2020	December 31, 2019
Audit Services(1)	$76,411	$39,000
Audit Related Services(2)	$29,343	$2,730
Tax(3)	Nil	Nil
Other	Nil	Nil
TOTAL	$105,754	$41,730

Notes:

(1)	Includes fees necessary to perform the annual audit reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
(2)	Includes services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and testing, review and consent to filing the base shelf prospectus and prospectus supplement, and audit or attest services not required by legislation or regulation.
(3)	Includes fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

PROMOTERS

To the best of the Company’s knowledge, no person is a promoter of the Company, or has been a promoter of the Company within the two most recently completed financial years or during the current financial year preceding the date of this Annual Information Form.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Apart from those items disclosed below, there are no legal proceedings that the Company is or was a party to, or that any of the Company’s property is or was the subject of, during the most recently completed financial year and there are no such legal proceedings that Skeena knows to be contemplated. Skeena is aware of past claims brought against the Company by Eilat Exploration Ltd. (“Eilat”).

Eilat and related parties, have on a number of occasions asserted certain claims against the Company pertaining to the asset purchase agreement dated April 14, 2014 and April 27, 2015 governing the Company’s purchase of the Spectrum property. The Company received formal notices of civil claims in relation to the asset purchase agreement, in April of 2016. Notably, no further steps have been taken by the litigant since bringing the claims. The outcome of these events is not determinable at this time, and these matters are not expected to have a material effect on the operations of the Company.

There were no: (i) penalties or sanctions imposed against Skeena by a court relating to securities legislation or by a securities regulatory authority during the financial year; (ii) other penalties or sanctions imposed by a court or regulatory body against Skeena that would likely be considered important to a reasonable investor in making an investment decision; and (iii) settlement agreements Skeena entered into before a court relating to securities legislation or with a securities regulatory authority during the most recently completed financial year.

TRANSFER AGENT AND REGISTRARS

The transfer agent and registrar of Skeena is Computershare Investor Services Inc. at its offices in Vancouver, British Columbia.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this AIF, no informed person (a director, officer or holder of 10% or more Common Shares) or any associate or affiliate of any informed person had any interest, direct or indirect, in any transaction which has materially affected or is reasonably expected to materially affect the Company within the three most recently completed financial years or during the current financial year.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts that are material to Skeena and that were entered into by Skeena or one of its Subsidiaries within the most recently completed financial year or before the most recently completed financial year but which are still material and are still in effect, are the following:

On May 1, 2019, Skeena announced that it had completed a purchase and sale agreement to sell the Company’s 100% interest in the GJ Property to Newcrest for consideration of $7,500,000 cash and the assumption by Newcrest of future payment obligations and royalties on the GJ Property.

On December 18, 2017, Skeena announced that it had secured an option to acquire a 100% interest in the Eskay Creek Project from Barrick. This option is the Original Eskay Option described in detail in “General Development of the Business – 3 Year History – Overview & Background”.

On October 2, 2020, Skeena completed the acquisition of the Eskay Creek Project from Barrick, with Barrick relinquishing its 51% back-in right, in consideration for: (i) the issuance by Skeena of 22,500,000 Units; (ii) the grant of a 1% NSR royalty on the entire Eskay Creek Project; and (iii) a contingent payment of C$15 million payable during a 24-month period after closing. This option is described in detail in “General Development of the Business – 3 Year History – 2020”.

On October 16, 2018, Skeena closed an agreement with Hochschild. The agreement included an option to acquire a portion of Skeena’s Snip Project, the opportunity to have a representative on the Board of Directors, as well as a private placement financing. Under the property option agreement, Skeena granted Hochschild an option to earn a 60% undivided interest in the Snip Project located in the Golden Triangle of British Columbia (the “Option”). Hochschild will have three years to provide notice to Skeena that it wishes to exercise the Option. Once exercised, Hochschild shall the Option Period to:

•	incur expenditures on Snip that are no less than twice the amount of such expenditures incurred by Skeena from March 23, 2016 up until the time of exercise of the Option by Hochschild;

•	incur no less than $7.5 million in exploration or development expenditures on Snip in each 12-month period of the Option Period; and

•	provide 60% of the financial assurance required by governmental authorities for the Snip mining properties.

After completing a minimum spend of $22,500,000, Hochschild may extend the Option Period by a further period of 12 months by making a cash payment to Skeena of $1.0 million.

INTERESTS OF EXPERTS

Other than as set forth below, there is no person or company who is named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by Skeena during, or related to, its most recently completed financial year and whose profession or business gives authority to such report, valuation, statement or opinion made by such person or company.

None of the experts that prepared the Technical Report dated December 20, 2019, see “Mineral Projects – Eskay Creek Project – Technical Report,” had any registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation at the time the Technical Report was filed.

Grant Thornton LLP is the auditor of Skeena and is independent within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under the Company’s equity compensation plans, as applicable, is contained in the Company’s Management Information Circular for its most recent Annual General Meeting.

Additional financial information is provided in the Company’s Financial Statements for the years ended December 31, 2020 and 2019 and Management’s Discussion and Analysis, which may be obtained upon request from the Company’s head office, or may be viewed on the Company’s SEDAR profile at www.sedar.com.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

1.	Mandate

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of Skeena Resources Limited (the “Company”). The primary function of the Committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes.

Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to: (a) serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements; (b) review and appraise the performance of the Company’s external auditor; and (c) provide an open avenue of communication among the Company’s external auditor, financial and senior management and the Board.

2.	Composition

2.1	The Committee shall be comprised of three (3) directors, selected by the Board, each of whom shall meet the independence requirements within the meaning of National Instrument 52-110 – Audit Committees, and applicable stock exchange requirements, and further each of whom shall be free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independent judgment as a member of the Committee.

2.2	Every member of the Committee shall have accounting or related financial management expertise. All members of the Committee must be financially literate. For the purposes of this Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

2.3	The Board at its first meeting following the annual shareholders’ meeting shall elect the members of the Committee. Unless a Chair is elected by the full board of directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

3.	Meetings & Approvals

3.1	The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditor in separate sessions.

3.2	The meetings will take place as the Committee or Chair of the Committee shall determine, upon at least 48 hours’ notice to each of its members. The notice period may be waived by a quorum of the Committee.

3.3	The Committee may ask members of management or others to attend meetings or to provide information as necessary.

3.4	The quorum for the transaction of business at any meeting shall be a majority of the members of the Committee present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

3.5	Decisions by the Committee will be by the affirmative vote of a majority of the members of the Committee present, or by consent resolutions in writing signed by each member of the Committee.

3.6	The Committee shall prepare and maintain minutes of its meetings and periodically report to the Board regarding such matters as are relevant to the Committee’s discharge of its responsibilities and shall report in writing on request of the Chair of the Board.

4.	Responsibilities and Duties

4.1	To fulfil its responsibilities and duties, the Committee shall be responsible for:

(a)	assisting the Board of Directors in fulfilling its fiduciary responsibilities relating to the Company's accounting and reporting practices and the integrity of the Company's internal accounting controls and management information systems;

(b)	managing the relationship with the external auditor by:

(i)	recommending to the Board the external auditor to be nominated and the compensation of the external auditor;

(ii)	having the external auditor report directly to the Committee;

(iii)	overseeing the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting; and

(iv)	pre-approving non-audit services;

(c)	reviewing with the external auditor and management and recommending to the Board for approval:

(i)	any audited financial statement of the Company, including any such statement that is to be presented to an annual general meeting or provided to shareholders or filed with regulatory authorities and including any audited financial statement contained in a prospectus, registration statement or other similar document; and

(ii)	the financial disclosure in each Annual Report and Management’s Discussion and Analysis of the Company (“MD&A”) which accompanies such audited financial statement and in each such filing, prospectus, registration statement or other similar document;

(d)	reviewing with management of the Company and recommending to the Board for approval:

(i)	any unaudited financial statement of the Company, including any such statement that is to be presented to an annual general meeting or provided to shareholders or filed with regulatory authorities and including any unaudited financial statement contained in a prospectus, registration statement, Quarterly Report or other similar document;

(ii)	the financial disclosure in each Quarterly Report and when applicable, MD&A accompanying such unaudited financial statement and in each such filing, prospectus, registration statement or other similar document which accompanies such unaudited financial statement; and

(iii)	the Company’s compliance with legal and regulatory requirements.

(e)	reviewing and pre-approving all press releases containing annual or interim financial information before the Company publicly discloses this information to the public;

(f)	satisfying itself that adequate measures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in (e) above, and must periodically assess the adequacy of those procedures;

(g)	reviewing and approving the hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(h)	reviewing as required and reporting to the Board with respect to the adequacy of internal accounting and audit procedures and the adequacy of the Company’s management information systems;

(i)	ensuring that no restrictions are placed by management on the scope of the external auditor's review and examination of the Company's accounts;

(j)	ensuring that methods are in place to allow any director, officer, employee or contractor to bring concerns regarding accounting, internal accounting controls or auditing matters to the attention of the Committee and that those who do so are provided protection from any retaliatory action whatsoever. The Chair of the Committee shall be designated as the person to whom such concerns should be addressed and is responsible for ensuring that such concerns are handled promptly, confidentially (potentially anonymously) and appropriately;

(k)	reviewing on an annual basis the adequacy of this Charter and recommending appropriate revisions to the Board; and

(l)	meeting regularly at such times and places, engaging such advisors at the expense of the Company and undertaking such interviews and inquiries as the Committee sees fit for the purpose of carrying out this Mandate and Charter.

5.	Other Responsibilities

5.1	The Committee shall review with management the Company’s financial fraud risk assessment, including an annual review of the top fraud risks identified by management, and the policies and practices adopted by the Company to mitigate those risks.

5.2	The Committee shall review for fairness any proposed related-party transactions and make recommendations to the Board whether any such transactions should be approved.

5.3	The Committee may retain and terminate the services of outside specialists, counsel, accountants or other consultants and advisors to the extent it deems appropriate and shall have the sole authority to approve their fees and other retention terms.

5.4	The Committee may perform other activities related to this Charter, as requested by the Board.

Approved and adopted by the Board on December 9, 2020